                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-92394
PROSPECTUS

                             ---------------------

                            SKYWORKS SOLUTIONS, INC.
                  WASHINGTON SUB, INC. 2002 STOCK OPTION PLAN

                               18,910,606 SHARES
                    COMMON STOCK, PAR VALUE $0.25 PER SHARE

                             ---------------------

     We are offering 18,910,606 shares of our common stock issuable upon the exercise of options to purchase shares of common stock of Skyworks Solutions, Inc. held by individuals who are not, and have not been, employees of Skyworks Solutions, Inc. These options are governed by the terms of the Washington Sub, Inc. 2002 Stock Option Plan. Any proceeds received by us from the exercise of these stock options will be used for general corporate purposes.

     Our common stock is quoted on the Nasdaq National Market under the symbol "SWKS." The last reported sale price of our common stock on the Nasdaq National Market on July 25, 2002 was $3.58 per share.

     Our principal executive offices are located at 20 Sylvan Road, Woburn, Massachusetts 01801. Our telephone number at that location is (781) 935-5150.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 2 AND THE SECTIONS ENTITLED "RISK FACTORS" IN THE OTHER DOCUMENTS WE FILE WITH THE SECURITIES AND EXCHANGE COMMISSION THAT ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS FOR CERTAIN RISKS AND UNCERTAINTIES THAT YOU SHOULD CONSIDER.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is July 26, 2002.
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                               TABLE OF CONTENTS

SUMMARY.....................................................    1
RISK FACTORS................................................    2
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS...........   16
USE OF PROCEEDS.............................................   17
DETERMINATION OF OPTION AMOUNTS AND EXERCISE PRICES.........   17
THE WASHINGTON SUB, INC. 2002 STOCK OPTION PLAN.............   18
PLAN OF DISTRIBUTION........................................   21
MATERIAL CHANGES............................................   21
UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS OF THE
  WASHINGTON BUSINESS AND THE MEXICALI OPERATIONS...........   22
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
  OF THE WASHINGTON BUSINESS AND THE MEXICALI OPERATIONS....   29
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS OF THE WASHINGTON BUSINESS AND
  THE MEXICALI OPERATIONS...................................   31
COMBINED COMPANY UNAUDITED PRO FORMA CONDENSED COMBINED
  FINANCIAL INFORMATION.....................................   44
LEGAL MATTERS...............................................   55
EXPERTS.....................................................   55
WHERE YOU CAN FIND MORE INFORMATION.........................   56

     This prospectus is part of a registration statement that Skyworks Solutions, Inc. filed with the Securities and Exchange Commission using a "shelf" registration process. You should rely only on the information contained or incorporated by reference in this prospectus and the registration statement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                                    SUMMARY

SKYWORKS SOLUTIONS, INC.

     Effective June 25, 2002, pursuant to the Agreement and Plan of Reorganization, dated as of December 16, 2001, as amended as of April 12, 2002, by and among Conexant Systems, Inc., Washington Sub, Inc. and Alpha Industries, Inc., Alpha Industries merged with Washington, a company formed by Conexant and to which Conexant contributed the assets, liabilities (including liabilities relating to former operations) and operations of Conexant's wireless communications business, other than certain assets and liabilities retained by Conexant. Immediately prior to the merger, Conexant spun-off Washington by distributing outstanding shares of Washington common stock to Conexant stockholders on a one share-for-one share basis. In the merger, Conexant stockholders received 0.351 of a share of combined company common stock in exchange for each share of Washington common stock issued to them in the distribution. After the merger, Alpha Industries, which was the surviving company in the merger, changed its corporate name to Skyworks Solutions, Inc. Immediately following completion of the merger, Skyworks Solutions purchased Conexant's semiconductor assembly and test facility located in Mexicali, Mexico for an aggregate purchase price of $150 million.

     We believe that Skyworks Solutions is the leading company focused exclusively on supplying radio frequency and complete semiconductor systems solutions for mobile communications applications. Skyworks Solutions supplies components, subsystems and system-level semiconductor solutions for wireless voice and data communications applications, supporting the world's most widely adopted wireless standards, including CDMA, or Code Division Multiple Access, TDMA, or Time Division Multiple Access, and GSM, or Global System for Mobile Communications.

THE OFFERING

     In connection with Conexant's spin-off of Washington, your options to purchase shares of Conexant common stock were adjusted so that immediately following the spin-off you held options to purchase shares of Conexant common stock and options to purchase Washington common stock. In connection with the merger, those options to purchase shares of Washington common stock were converted into options to purchase Skyworks Solutions common stock, par value $0.25 per share. The terms of your options to purchase Skyworks Solutions common stock will be governed by the Washington Sub, Inc. 2002 Stock Option Plan, which was assumed by Skyworks Solutions in the merger and which generally provides that such options will have the same terms and conditions applicable to the original Conexant options.

     As a holder of Skyworks Solutions options, you are entitled to purchase shares of Skyworks Solutions common stock, subject to the provisions of the 2002 Stock Option Plan and your related option agreement. The exercise prices for the Skyworks Solutions options range from $0.45 to $198.07 per share of Skyworks Solutions common stock. A total of approximately 24 million shares of Skyworks Solutions common stock, subject to adjustment, may be purchased upon the exercise of Skyworks Solutions options covered by the 2002 Stock Option Plan. The 18,910,606 shares of our common stock offered by this prospectus are issuable upon the exercise of options held by individuals who are not, and have not been, employees of Skyworks Solutions, Inc.

     References in this prospectus to the Washington Business refer to the wireless communications business contributed by Conexant to Washington, which merged with us effective June 25, 2002. References to the Mexicali operations refer to the assembly and test facility in Mexicali, Mexico, certain Mexican assets used in connection with that facility and certain U.S. assets utilized by Conexant's package design team employees located in Newport Beach, California, all of which we purchased from Conexant immediately following the merger. References to Washington/Mexicali refer to the Washington Business and Mexicali operations, collectively.

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                                  RISK FACTORS

     Because the merger was accounted for as a reverse acquisition, Washington's financial statements became our financial statements. References to our 2001 fiscal year refer to pro forma financial statements for the year ended September 30, 2001, references to the first six months of fiscal 2002 refer to pro forma financial statements for the six months ended March 31, 2002 and references to our 2002 fiscal year refer to the fiscal year that will end September 29, 2002.

WE HAVE RECENTLY INCURRED SUBSTANTIAL OPERATING LOSSES AND ANTICIPATE FUTURE LOSSES.

     During calendar 2001, our operating results were adversely affected by a global economic slowdown and an abrupt decline in demand for many of the end-user products that incorporate wireless communications semiconductor products and system solutions. As a result, we incurred a pro forma net loss of approximately $332.9 million for fiscal 2001 and $84.5 million for the first six months of fiscal 2002.

     During calendar 2001, we implemented a number of expense reduction and restructuring initiatives to more closely align our cost structure with the weakened business environment for wireless communications products. The cost reduction initiatives included a worldwide workforce reduction, a modification of employee work schedules and reduced discretionary spending, temporary shutdowns of manufacturing facilities, significant reductions in capital spending and the consolidation of certain facilities. However, these expense reduction initiatives alone will not return us to profitability. We expect that reduced end-customer demand, underutilization of our manufacturing capacity, changes in our revenue mix and other factors will continue to adversely affect our operating results in the near term and we anticipate that we will incur additional losses in the fiscal year ending September 29, 2002. In order to return to profitability, we must achieve substantial revenue growth, and we will face an environment of uncertain demand in the markets for our products. We cannot assure you as to whether or when we will return to profitability or whether we will be able to sustain such profitability, if achieved.

WE OPERATE IN THE HIGHLY CYCLICAL WIRELESS COMMUNICATIONS SEMICONDUCTOR INDUSTRY, WHICH IS SUBJECT TO SIGNIFICANT DOWNTURNS.

     The wireless communications semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving technical standards, short product life cycles and wide fluctuations in product supply and demand. From time to time these and other factors, together with changes in general economic conditions, cause significant upturns and downturns in the industry. Periods of industry downturns - as we experienced through most of calendar year 2001 - have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. These factors, and in particular the level of demand for digital cellular handsets, may cause substantial fluctuations in our revenues and results of operations. We have experienced these cyclical fluctuations in our businesses and may experience cyclical fluctuations in the future.

     During the late 1990's and extending into 2000, the wireless communications semiconductor industry enjoyed unprecedented growth, benefiting from the rapid expansion of wireless communication services worldwide and increased demand for digital cellular handsets. During calendar year 2001, we were adversely impacted by a global economic slowdown and an abrupt decline in demand for many of the end-user products that incorporate our wireless communications semiconductor products and system solutions, particularly digital cellular handsets. The impact of weakened end-customer demand was compounded by higher than normal levels of inventories among our original equipment manufacturer, or OEM, subcontractor and distributor customers. As a result of this reduced demand, Washington/Mexicali recorded $58.7 million of inventory write-downs in fiscal 2001. We expect that reduced end-customer demand, underutilization of our manufacturing capacity, changes in revenue mix and other factors will continue to adversely affect our operating results in the near term.

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WE ARE SUBJECT TO INTENSE COMPETITION.

     The wireless communications semiconductor industry in general and the markets in which we compete in particular are intensely competitive. We compete with U.S. and international semiconductor manufacturers that are both larger and smaller than us in terms of resources and market share. We currently face significant competition in our markets and expect that intense price and product competition will continue. This competition has resulted and is expected to continue to result in declining average selling prices for our products. We also anticipate that additional competitors will enter our markets as a result of growth opportunities in communications electronics, the trend toward global expansion by foreign and domestic competitors and technological and public policy changes. Moreover, as with many companies in the semiconductor industry, customers for certain of our products offer products that compete with products that are offered by us.

     We believe that the principal competitive factors for semiconductor suppliers in our market will include, among others:

     - time-to-market;

     - new product innovation;

     - product quality, reliability and performance;

     - price;

     - compliance with industry standards;

     - strategic relationships with customers; and

     - protection of intellectual property.

We cannot assure you that we will be able to successfully address these factors.

     Many of our competitors will have advantages over us, including:

     - longer presence in key markets;

     - greater name recognition;

     - ownership or control of key technology; and

     - greater financial, sales and marketing, manufacturing, distribution, technical or other resources.

As a result, certain competitors may be able to adapt more quickly than us to new or emerging technologies and changes in customer requirements or may be able to devote greater resources to the development, promotion and sale of their products than we can.

     Current and potential competitors also have established or may establish financial or strategic relationships among themselves or with our customers, resellers or other third parties. These relationships may affect customers' purchasing decisions. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. We cannot assure you that we will be able to compete successfully against current and potential competitors.

     A number of our competitors have combined with each other and consolidated their businesses, including the consolidation of competitors with our customers. This consolidation is attributable to a number of factors, including the historically high-growth nature of the communications electronics industry and the time-to-market pressures on suppliers to decrease the time required for product conception, research and development, sampling and production launch before a product reaches the market. This consolidation trend is expected to continue, since investments, alliances and acquisitions may enable semiconductor suppliers, including us and our competitors, to achieve economies of scale, to augment technical capabilities or to achieve faster time-to-market for their products than would be possible solely through internal development.

     This consolidation is creating entities with increased market share, customer base, technology and marketing expertise in markets in which we compete. These developments may adversely affect the markets we seek to serve and our ability to compete successfully in those markets.

OUR SUCCESS DEPENDS UPON OUR ABILITY TO DEVELOP NEW PRODUCTS AND REDUCE COSTS IN A TIMELY MANNER.

     The markets into which we sell demand cutting-edge technologies and new and innovative products. Our operating results will depend largely on our ability to continue to introduce new and enhanced products on a timely basis. Successful product development and introduction depends on numerous factors, including, among others:

     - the ability to anticipate customer and market requirements and changes in technology and industry standards;

     - the ability to define new products that meet customer and market requirements;

     - the ability to complete development of new products and bring products to market on a timely basis;

     - the ability to differentiate our products from offerings of our competitors; and

     - overall market acceptance of our products.

     We cannot assure you that we will have sufficient resources to make the substantial investment in research and development in order to develop and bring to market new and enhanced products in a timely manner. We are required continually to evaluate expenditures for planned product development and to choose among alternative technologies based on our expectations of future market growth. We cannot assure you that we will be able to develop and introduce new or enhanced wireless communications semiconductor products in a timely and cost-effective manner, that our products will satisfy customer requirements or achieve market acceptance or that we will be able to anticipate new industry standards and technological changes. We also cannot assure you that we will be able to respond successfully to new product announcements and introductions by competitors.

     In addition, prices of established products may decline, sometimes significantly, over time. We believe that in order to remain competitive we must continue to reduce the cost of producing and delivering existing products at the same time that we develop and introduce new or enhanced products. We cannot assure you that we will be able to continue to reduce the cost of our products to remain competitive.

WE MAY NOT BE ABLE TO KEEP ABREAST OF THE RAPID TECHNOLOGICAL CHANGES IN OUR MARKETS.

     The demand for our products can change quickly and in ways we may not anticipate. Our markets generally exhibit the following characteristics:

     - rapid technological developments;

     - rapid changes in customer requirements;

     - frequent new product introductions and enhancements;

     - short product life cycles with declining prices over the life cycle of the product; and

     - evolving industry standards.

     Our products could become obsolete or less competitive sooner than anticipated because of a faster than anticipated change in one or more of the technologies related to our products or in market demand for products based on a particular technology, particularly due to the introduction of new technology that represents a substantial advance over current technology. Currently accepted industry standards are also subject to change, which may contribute to the obsolescence of our products.

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WE MAY NOT BE ABLE TO ATTRACT AND RETAIN QUALIFIED PERSONNEL NECESSARY FOR THE
DESIGN, DEVELOPMENT, MANUFACTURE AND SALE OF OUR PRODUCTS. OUR SUCCESS COULD BE NEGATIVELY AFFECTED IF KEY PERSONNEL LEAVE.

     Our future success depends on our ability to continue to attract, retain and motivate qualified personnel, including executive officers and other key management and technical personnel. As the source of our technological and product innovations, our key technical personnel represent a significant asset. The competition for management and technical personnel is intense in the semiconductor industry. We cannot assure you that we will be able to attract and retain qualified management and other personnel necessary for the design, development, manufacture and sale of our products.

     We may have particular difficulty attracting and retaining key personnel during periods of poor operating performance, given, among other things, the use of equity-based compensation by our competitors and us. The loss of the services of one or more of our key employees, including David J. Aldrich, our chief executive officer, or certain key design and technical personnel, or our inability to attract, retain and motivate qualified personnel, could have a material adverse effect on our ability to operate our business.

IF OEMS OF COMMUNICATIONS ELECTRONICS PRODUCTS DO NOT DESIGN OUR PRODUCTS INTO THEIR EQUIPMENT, WE WILL HAVE DIFFICULTY SELLING THOSE PRODUCTS. MOREOVER, A "DESIGN WIN" FROM A CUSTOMER DOES NOT GUARANTEE FUTURE SALES TO THAT CUSTOMER.

     Our products are not sold directly to the end-user but are components of other products. As a result, we will rely on OEMs of wireless communications electronics products to select our products from among alternative offerings to be designed into their equipment. Without these "design wins" from OEMs, we would have difficulty selling our products. Once an OEM designs another supplier's product into one of its product platforms, it will be more difficult for us to achieve future design wins with that OEM product platform because changing suppliers involves significant cost, time, effort and risk for that OEM. Also, achieving a design win with a customer does not ensure that we will receive significant revenues from that customer. Even after a design win, the customer is not obligated to purchase our products and can choose at any time to reduce or cease use of our products, for example, if its own products are not commercially successful or for any other reason. We may be unable to achieve design wins or to convert design wins into actual sales.

BECAUSE OF THE LENGTHY SALES CYCLES OF MANY OF OUR PRODUCTS, WE MAY INCUR SIGNIFICANT EXPENSES BEFORE WE GENERATE ANY REVENUES RELATED TO THOSE PRODUCTS.

     Our customers may need three to six months to test and evaluate our products and an additional three to six months to begin volume production of equipment that incorporates our products. The lengthy period of time required increases the possibility that a customer may decide to cancel or change product plans, which could reduce or eliminate sales to that customer. As a result of this lengthy sales cycle, we may incur significant research and development, and selling, general and administrative expenses before we generate the related revenues for these products, and we may never generate the anticipated revenues if our customer cancels or changes its product plans.

UNCERTAINTIES INVOLVING THE ORDERING AND SHIPMENT OF OUR PRODUCTS COULD ADVERSELY AFFECT OUR BUSINESS.

     Our sales are typically made pursuant to individual purchase orders and not under long-term supply arrangements with our customers. Our customers may cancel orders prior to shipment. In addition, we sell a portion of our products through distributors, some of whom have rights to return unsold products. Sales to distributors accounted for 6% of net revenues in fiscal 2001 and 4% of net revenues in the first six months of fiscal 2002. We may purchase and manufacture inventory based on estimates of customer demand for our products, which is difficult to predict. This difficulty may be compounded when we sell to OEMs indirectly through distributors or contract manufacturers, or both, as our forecasts of demand are then based on estimates provided by multiple parties. In addition, our customers may change their inventory practices on short notice for any reason. The cancellation or deferral of product orders, the return of previously sold products or overproduction due to the failure of anticipated orders to materialize could result in our holding excess or obsolete inventory, which could result in write-downs of inventory.

     During 2001, the wireless communications electronics markets that we address were characterized by dramatic decreases in end-user demand and high levels of channel inventories which reduced visibility into future demand for our products. As a result of sharply reduced demand, Washington/Mexicali recorded $58.7 million of inventory write-downs in fiscal 2001. If these conditions were to recur in the future, they could adversely affect our business.

     In addition, we have entered into a supply agreement with Conexant, under which we are committed to obtaining a minimum level of service from the Newport Beach, California foundry joint venture between Conexant and The Carlyle Group. We estimate that our liability under this contract will result in an expense of approximately $8 to $12 million in the quarter ended June 28, 2002 and will result in a total expense of approximately $8 to $15 million over the next twelve months.

OUR RELIANCE ON A SMALL NUMBER OF CUSTOMERS FOR A LARGE PORTION OF OUR SALES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS.

     A significant portion of our sales are concentrated among a limited number of customers. If we lost one or more of these major customers, or if one or more major customers significantly decreased its orders, our business would be materially and adversely affected. Sales to Samsung Electronics Co., Ltd. represented approximately 21% and 40% of net revenues in fiscal 2001 and the first six months of fiscal 2002, respectively. Sales to Nokia Corporation represented approximately 6% and 7% of net revenues in fiscal 2001 and the first six months of fiscal 2002, respectively. Sales to Motorola, Inc. represented approximately 13% and 15% of net revenues in fiscal 2001 and the first six months of fiscal 2002, respectively. In addition, sales to Conexant represented approximately 10% and 6% of net revenues in fiscal 2001 and the first six months of fiscal 2002, respectively. Our future operating results will depend on the success of these customers and our success in selling products to them.

THE TERMS OF OUR FINANCING AGREEMENT WITH CONEXANT MAY RESTRICT OUR OPERATING AND FINANCIAL FLEXIBILITY.

     In connection with our acquisition from Conexant of its semiconductor assembly and test facility located in Mexicali, Mexico and assets related thereto, we and certain of our subsidiaries entered into a Financing Agreement, dated as of June 25, 2002, with Conexant. Pursuant to the terms of the financing agreement, in payment for the semiconductor assembly and test facility in Mexicali, Mexico, we, and our new subsidiary, Conexant Systems, S.A. de C.V., issued short-term promissory notes to Conexant in the aggregate principal amount of $150 million. In addition, Conexant committed to make a short-term $100 million revolving loan facility available to us to fund working capital and other requirements. Interest on the promissory notes and the revolving loans is payable at a rate of 10% per annum for the first ninety days following June 25, 2002, 12% per annum for the next ninety days and 15% per annum thereafter.

     Our obligations under the financing agreement are jointly and severally guaranteed by all of our domestic subsidiaries and certain of our foreign subsidiaries, and are secured by a first priority lien on our, and our guaranteeing subsidiaries', current and future tangible and intangible assets and real property.

     Unless paid earlier at our option or pursuant to the mandatory prepayment provisions of the financing agreement, fifty percent of the principal amount of the promissory notes issued by us is due on March 21, 2003, and the remaining fifty percent of the principal amount of the promissory notes and the entire principal amount of the revolving loans is due June 24, 2003. We may prepay amounts outstanding under the revolving loans at any time without penalty. We are required to prepay amounts outstanding under the financing agreement in certain circumstances. Commencing in July 2002, if at the end of any month the aggregate amount of our cash, cash equivalents and marketable securities on a consolidated basis, which we refer to as available cash, exceeds $60 million, we are required to use our available cash in excess of $60 million to repay amounts outstanding under the financing agreement. In addition, if at any time, the net cash proceeds from a sale of assets, an equity offering or an incurrence of indebtedness causes our available cash to exceed $60 million, we are required to use our available cash in excess of $60 million to repay amounts outstanding under the financing agreement. These mandatory prepayments will be applied first to reduce the principal amount of the promissory notes due March 21, 2003, second to reduce the balance of the promissory notes and third to reduce the revolving loans.

     The financing agreement contains representations and warranties of, and an indemnity by, us and our guaranteeing subsidiaries in favor of Conexant. In addition, the financing agreement contains certain covenants, including without limitation, covenants:

     - requiring us to maintain a minimum balance of cash, cash equivalents and marketable securities,

     - imposing limitations on the incurrence of additional indebtedness,

     - restricting sales of assets, investments, acquisitions and capital expenditures,

     - requiring us to establish a finance committee, and

     - restricting inter-company transfers of working capital and assets to foreign subsidiaries.

     Although we believe that we will be able to comply with these requirements, compliance with these requirements may restrict our operating and financial flexibility. We cannot assure you that we will in fact be able to satisfy all of the requirements in the financing agreement. Our inability to satisfy the requirements of the financing agreement would have a material adverse effect on us.

THE OCCURRENCE AND CONTINUANCE OF AN EVENT OF DEFAULT UNDER OUR FINANCING AGREEMENT WITH CONEXANT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Our financing agreement with Conexant contains certain events of default (as defined in the financing agreement). Upon the occurrence and continuance of an event of default, Conexant may choose from a number of remedies, including:

     - terminating the revolving facility and declaring all outstanding amounts under the revolving loans due and payable,

     - declaring all amounts outstanding under the promissory notes due and payable, and

     - foreclosing on the collateral, which includes our and our guaranteeing subsidiaries' tangible and intangible assets and real property.

Conexant's enforcement of any of these remedies upon an event of default would have a material adverse effect on us. If Conexant were to declare amounts outstanding under the revolving loans and/or the promissory notes immediately due and payable, we may not have sufficient capital to repay these amounts and we may not be able to raise sufficient capital to repay these amounts. If Conexant were to foreclose on the collateral, it would have a material adverse effect on our business, financial condition and results of operations.

WE FACE A RISK THAT CAPITAL NEEDED FOR OUR BUSINESS WILL NOT BE AVAILABLE WHEN WE NEED IT.

     We will need to obtain sources of financing in the near future. We expect that we will be required to raise capital to satisfy our working capital needs and to repay the short-term note in the amount of $150 million delivered to Conexant in payment of the purchase price of our semiconductor assembly and test facility in Mexicali, Mexico and assets relating thereto and amounts outstanding, if any, under the revolving loans under our financing agreement with Conexant. We expect that we will seek to raise capital through a public or private offering of equity, debt or some combination thereof within six months. Under the terms of the financing agreement we must, subject to certain exceptions, use 100% of the proceeds from asset sales or other dispositions of property or from the issuance of debt or equity to prepay the amount outstanding under the financing agreement until paid in full. The financing agreement limits our ability to raise additional capital by, among other things, imposing limitations on the incurrence of additional indebtedness. In addition, conditions existing in the U.S. capital markets when we seek financing will affect our ability to raise capital, as well as the terms of any financing. We may not be able to raise enough capital to meet our capital needs on a timely basis or at all. Failure to obtain capital when required will have a material adverse effect on us. In addition, under the Tax Allocation Agreement, dated as of June 25, 2002, entered into among Conexant, Washington and Alpha Industries in connection with the merger, if we fail to satisfy the short-term notes delivered to Conexant pursuant to their terms, we may be required to indemnify Conexant for a material amount of taxes that it may incur with respect to the spin-off.

     In addition, any strategic investments and acquisitions that we may make to help us grow our business may require additional capital resources. We cannot assure you that the capital required to fund these investments and acquisitions will be available in the future.

OUR MANUFACTURING PROCESSES ARE EXTREMELY COMPLEX AND SPECIALIZED.

     Our manufacturing operations are complex and subject to disruption due to causes beyond our control. The fabrication of integrated circuits is an extremely complex and precise process consisting of hundreds of separate steps. It requires production in a highly controlled, clean environment. Minor impurities, errors in any step of the fabrication process, defects in the masks used to print circuits on a wafer or a number of other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer not to function.

     Our operating results are highly dependent upon our ability to produce integrated circuits at acceptable manufacturing yields. Our operations may be affected by lengthy or recurring disruptions of operations at any of our production facilities or those of our subcontractors. These disruptions may include labor strikes, work stoppages, electrical power outages, fire, earthquake, flooding or other natural disasters. Certain of our manufacturing facilities are located near major earthquake fault lines, including our Newbury Park and Sunnyvale, California and Mexicali, Mexico facilities. We do not maintain earthquake insurance coverage on these facilities. Disruptions of our manufacturing operations could cause significant delays in shipments until we shift the products from an affected facility or subcontractor to another facility or subcontractor.

     In the event of these types of delays, we cannot assure you that the required alternate capacity, particularly wafer production capacity, would be available on a timely basis or at all. Even if alternate wafer production capacity is available, we may not be able to obtain it on favorable terms, which could result in higher costs and/or a loss of customers. We may be unable to obtain sufficient manufacturing capacity to meet demand, either at our own facilities or through external manufacturing or similar arrangements with others.

     Due to the highly specialized nature of the gallium arsenide integrated circuit manufacturing process, in the event of a disruption at the Newbury Park or Sunnyvale, California or Woburn, Massachusetts semiconductor wafer fabrication facilities, alternate gallium arsenide production capacity would not be immediately available from third-party sources. Although we have a multi-year agreement with a semiconductor foundry that guarantees us access to additional gallium arsenide wafer production capacity, a disruption of operations at the Newbury Park, Sunnyvale or Woburn wafer fabrication facilities or the interruption in the supply of epitaxial wafers used in our gallium arsenide semiconductor manufacturing process could have a material adverse effect on our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO ACHIEVE MANUFACTURING YIELDS THAT CONTRIBUTE POSITIVELY TO OUR GROSS MARGIN AND PROFITABILITY.

     Minor deviations in the manufacturing process can cause substantial manufacturing yield loss, and in some cases, cause production to be suspended. Manufacturing yields for new products initially tend to be lower as we complete product development and commence volume manufacturing, and typically increase as we bring the product to full production. Our forward product pricing includes this assumption of improving manufacturing yields and, as a result, material variances between projected and actual manufacturing yields have a direct effect on our gross margin and profitability. The difficulty of forecasting manufacturing yields accurately and maintaining cost competitiveness through improving manufacturing yields will continue to be magnified by the increasing process complexity of manufacturing semiconductor products. Our manufacturing operations also face pressures arising from the compression of product life cycles which require us to manufacture new products faster and for shorter periods while maintaining acceptable manufacturing yields and quality without, in many cases, reaching the longer-term, high-volume manufacturing conducive to higher manufacturing yields and declining costs.

WE ARE DEPENDENT UPON THIRD PARTIES FOR THE MANUFACTURE, ASSEMBLY AND TEST OF OUR PRODUCTS.

     We rely upon independent wafer fabrication facilities, called foundries, to provide silicon-based products and to supplement our gallium arsenide wafer manufacturing capacity. There are significant risks associated with reliance on third-party foundries, including:

     - the lack of ensured wafer supply, potential wafer shortages and higher wafer prices;

     - limited control over delivery schedules, manufacturing yields, production costs and product quality; and

     - the inaccessibility of, or delays in obtaining access to, key process technologies.

     Although we have long-term supply arrangements to obtain additional external manufacturing capacity, the third-party foundries we use may allocate their limited capacity to the production requirements of other customers. If we choose to use a new foundry, it will typically take an extended period of time to complete the qualification process before we can begin shipping products from the new foundry. The foundries may experience financial difficulties, be unable to deliver products to us in a timely manner or suffer damage or destruction to their facilities, particularly since some of them are located in earthquake zones. If any disruption of manufacturing capacity occurs, we may not have alternative manufacturing sources immediately available. We may therefore experience difficulties or delays in securing an adequate supply of our products, which could impair our ability to meet our customers' needs and have a material adverse effect on our operating results.

     We also intend to utilize subcontractors to package, assemble and test a portion of our products. Because we rely on others to package, assemble or test our products, we are subject to many of the same risks as are described above with respect to foundries.

WE ARE DEPENDENT UPON THIRD PARTIES FOR THE SUPPLY OF RAW MATERIALS AND COMPONENTS.

     We believe we have adequate sources for the supply of raw materials and components for our manufacturing needs with suppliers located around the world. However, we are currently dependent on two suppliers for epitaxial wafers used in the gallium arsenide semiconductor manufacturing processes at our manufacturing facilities. Although in the past the number of qualified alternative suppliers for wafers has been limited and the process of qualifying a new wafer supplier has required a substantial lead-time, more epitaxial wafer capacity has recently become available and the supplier qualification process has become less lengthy and complex. Nevertheless, while we historically have not experienced any significant difficulties in obtaining an adequate supply of raw materials, including epitaxial wafers, and components necessary for our manufacturing operations, we cannot assure you that we will not lose a significant supplier or that a supplier will be able to meet performance and quality specifications or delivery schedules.

WE ARE SUBJECT TO THE RISKS OF DOING BUSINESS INTERNATIONALLY.

     For fiscal 2001 and the first six months of fiscal 2002, approximately 64% and 93%, respectively, of net revenues were from customers located outside the United States, primarily countries located in the Asia-Pacific region and Europe. In addition, we have facilities and suppliers located outside the United States, including the assembly and test facility in Mexicali, Mexico and third-party packaging, assembly and test facilities and foundries located in the Asia-Pacific region. Our international sales and operations are subject to a number of risks inherent in selling and operating abroad. These include, but are not limited to, risks regarding:

     - currency exchange rate fluctuations;

     - local economic and political conditions;

     - disruptions of capital and trading markets;

     - restrictive governmental actions (such as restrictions on transfer of funds and trade protection measures, including export duties and quotas and customs duties and tariffs);

     - changes in legal or regulatory requirements;

     - limitations on the repatriation of funds;

     - difficulty in obtaining distribution and support;

     - the laws and policies of the United States and other countries affecting trade, foreign investment and loans, and import or export licensing requirements;

     - tax laws; and

     - limitations on our ability under local laws to protect our intellectual property.

     Because most of our international sales, other than sales to Japan (which are denominated principally in Japanese yen), are denominated in U.S. dollars, our products could become less competitive in international markets if the value of the U.S. dollar increases relative to foreign currencies. Moreover, we may be competitively disadvantaged relative to our competitors located outside the United States who may benefit from a devaluation of their local currency. We cannot assure you that the factors described above will not have a material adverse effect on our ability to increase or maintain our international sales.

     Our past operating performance has been affected by adverse economic conditions in the Asia-Pacific region. In addition, the South Korean government's decision in 2000 to impose a ban on South Korean cellular service providers subsidizing new digital cellular handsets curtailed demand in the South Korean market for digital cellular handsets using the CDMA wireless standard. Sales to customers in the Asia-Pacific region, principally South Korea, Taiwan, Japan and Hong Kong, represented approximately 45% (including South Korea, which represented approximately 31%) and 81% (including South Korea, which represented approximately 54%) of net revenues in fiscal 2001 and the first six months of fiscal 2002, respectively.

OUR OPERATING RESULTS MAY BE NEGATIVELY AFFECTED BY SUBSTANTIAL QUARTERLY AND ANNUAL FLUCTUATIONS AND MARKET DOWNTURNS.

     Our revenues, earnings and other operating results have fluctuated in the past and may fluctuate in the future. These fluctuations are due to a number of factors, many of which are beyond our control. These factors include, among others:

     - changes in end-user demand for the products manufactured and sold by our customers, principally digital cellular handsets;

     - the effects of competitive pricing pressures, including decreases in average selling prices of our products;

     - production capacity levels and fluctuations in manufacturing yields;

     - availability and cost of products from our suppliers;

     - the gain or loss of significant customers;

     - our ability to develop, introduce and market new products and technologies on a timely basis;

     - new product and technology introductions by competitors;

     - changes in the mix of products produced and sold;

     - market acceptance of our products and the products of our customers;

     - intellectual property disputes;

     - seasonal customer demand;

     - the timing of receipt, reduction or cancellation of significant orders by customers; and

     - the timing and extent of product development costs.

     The foregoing factors are difficult to forecast, and these, as well as other factors, could materially adversely affect our quarterly or annual operating results. If our operating results fail to meet the expectations of analysts or investors, it could materially and adversely affect the price of our common stock.

OUR GALLIUM ARSENIDE SEMICONDUCTORS MAY NOT CONTINUE TO BE COMPETITIVE WITH SILICON ALTERNATIVES.

     We manufacture and sell gallium arsenide semiconductors, principally power amplifiers and switches. The production of gallium arsenide integrated circuits is more costly than the production of silicon circuits. As a result, we must offer gallium arsenide products that provide superior performance to that of silicon for specific applications to be competitive with silicon products. If we do not continue to offer products that provide sufficiently superior performance to offset the cost differential, our operating results may be materially and adversely affected. It is expected that the costs of producing gallium arsenide integrated circuits will continue to exceed the costs associated with the production of silicon circuits. The costs differ because of higher costs of raw materials for gallium arsenide and higher unit costs associated with smaller-sized wafers and lower production volumes. Silicon semiconductor technologies are widely-used process technologies for certain integrated circuits and these technologies continue to improve in performance. We cannot assure you that we will continue to identify products and markets that require performance superior to that offered by silicon solutions.

THE VALUE OF OUR COMMON STOCK MAY BE ADVERSELY AFFECTED BY MARKET VOLATILITY.

     The trading price of our common stock may fluctuate significantly. This price may be influenced by many factors, including:

     - our performance and prospects;

     - the performance and prospects of our major customers;

     - the depth and liquidity of the market for our common stock;

     - investor perception of us and the industry in which we operate;

     - changes in earnings estimates or buy/sell recommendations by analysts;

     - general financial and other market conditions; and

     - domestic and international economic conditions.

     Public stock markets have experienced, and are currently experiencing, extreme price and trading volume volatility, particularly in the technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to or disproportionately impacted by the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.

WE MAY BE SUBJECT TO CLAIMS OF INFRINGEMENT OF THIRD-PARTY INTELLECTUAL PROPERTY RIGHTS OR DEMANDS THAT WE LICENSE THIRD-PARTY TECHNOLOGY, WHICH COULD RESULT IN SIGNIFICANT EXPENSE AND LOSS OF OUR INTELLECTUAL PROPERTY RIGHTS.

     The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. From time to time, third parties have asserted and may in the future assert patent, copyright, trademark and other intellectual property rights to technologies that are important to our business and have demanded and may in the future demand that we license their technology. Any litigation to determine the validity of claims that our products infringe or may infringe these rights, including claims arising from our contractual indemnification of our customers, regardless of their merit or resolution, could be costly and divert the efforts and attention of our management and technical personnel. Regardless of the merits of any specific claim, we cannot assure you that we would prevail in litigation because of the complex technical issues and inherent uncertainties in intellectual property litigation. If litigation were to result in an adverse ruling, we could be required to:

     - pay substantial damages;

     - cease the manufacture, import, use, sale or offer for sale of infringing products;

     - discontinue the use of infringing technology;

     - expend significant resources to develop non-infringing technology; or

     - license technology from the third party claiming infringement, which license may not be available on commercially reasonable terms.

IF WE ARE NOT SUCCESSFUL IN PROTECTING OUR INTELLECTUAL PROPERTY RIGHTS, IT MAY HARM OUR ABILITY TO COMPETE.

     We rely on patent, copyright, trademark, trade secret and other intellectual property laws, as well as nondisclosure and confidentiality agreements and other methods, to protect our proprietary technologies, devices, algorithms and processes. In addition, we will often incorporate the intellectual property of our customers, suppliers or other third parties into our designs, and we have obligations with respect to the non-use and non-disclosure of such third-party intellectual property. In the past, we have found it necessary to engage in litigation or like activities to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of proprietary rights of others, including our customers. Similar litigation may arise in the future, which could require us to expend significant resources and to divert the efforts and attention of our management and technical personnel from our business operations. We cannot assure you that:

     - the steps we take to prevent misappropriation, infringement or other violation of our intellectual property or the intellectual property of our customers, suppliers or other third parties will be successful;

     - any existing or future patents, copyrights, trademarks, trade secrets or other intellectual property rights will not be challenged, invalidated or circumvented; or

     - any of the measures described above would provide meaningful protection.

     Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, develop similar technology independently or design around our patents. If any of our patents fail to protect our technology, it would make it easier for our competitors to offer similar products. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited for certain technologies and in certain foreign countries.

OUR SUCCESS DEPENDS, IN PART, ON OUR ABILITY TO EFFECT SUITABLE INVESTMENTS, ALLIANCES AND ACQUISITIONS, AND WE MAY HAVE DIFFICULTY INTEGRATING COMPANIES WE ACQUIRES.

     Although we intend to invest significant resources in internal research and development activities, the complexity and rapidity of technological changes and the significant expense of internal research and development make it impractical for us to pursue development of all technological solutions on our own. On an ongoing basis, we intend to review investment, alliance and acquisition prospects that would complement our product offerings, augment our market coverage or enhance our technological capabilities. However, we cannot assure you that we will be able to identify and consummate suitable investment, alliance or acquisition transactions in the future.

     Moreover, if we consummate such transactions, they could result in:

     - issuances of equity securities dilutive to our stockholders;

     - large one-time write-offs;

     - the incurrence of substantial debt and assumption of unknown liabilities;

     - the potential loss of key employees from the acquired company;

     - amortization expenses related to intangible assets; and

     - the diversion of management's attention from other business concerns.

     Additionally, in periods following an acquisition, we will be required to evaluate goodwill and acquisition-related intangible assets for impairment. When such assets are found to be impaired, they will be written down to estimated fair value, with a charge against earnings.

     Integrating acquired organizations and their products and services may be difficult, expensive, time-consuming and a strain on our resources and relationship with employees and customers and ultimately may not be successful.

WE MAY BE RESPONSIBLE FOR PAYMENT OF A SUBSTANTIAL AMOUNT OF U.S. FEDERAL INCOME TAXES IF CONEXANT'S SPIN-OFF OF WASHINGTON DOES NOT QUALIFY AS A REORGANIZATION FOR U.S. FEDERAL INCOME TAX PURPOSES AS A RESULT OF CERTAIN ACQUISITIONS OF STOCK BY US.

     In connection with Conexant's spin-off of Washington prior to the merger of Washington into Alpha Industries, Conexant sought and received a ruling from the Internal Revenue Service to the effect that the spin-off qualified as a reorganization for U.S. federal income tax purposes. While the tax ruling generally will be binding on the Internal Revenue Service, the continuing validity of the ruling will be subject to certain factual representations and assumptions.

     The tax allocation agreement among Conexant, Washington and Alpha Industries generally provides that we will be responsible for any taxes imposed on Conexant, Washington or Conexant stockholders as a result of either:

     - the failure of Conexant's spin-off of Washington to qualify as a reorganization for U.S. federal income tax purposes, or

     - the subsequent disqualification of the distribution of Washington common stock to Conexant stockholders in connection with the spin-off of Washington as a tax-free transaction to Conexant for U.S. federal income tax purposes, if such failure or disqualification is attributable to certain post-spin-off actions by or in respect of Skyworks Solutions (including our subsidiaries) or our stockholders, such as the acquisition of Skyworks Solutions by a third party at a time and in a manner that would cause such failure or disqualification. For example, even if the spin-off otherwise qualifies as a reorganization for U.S. federal income tax purposes, the distribution of the Washington common stock to Conexant stockholders in connection with the spin-off may be disqualified as tax-free to Conexant if there is an acquisition of our stock as part of a plan (or series of related transactions) that includes the spin-off and that results in a deemed acquisition of 50% or more of Washington common stock. For purposes of this test, any acquisitions of Conexant stock or Skyworks Solutions stock within two years before or after the spin-off are presumed to be part of such a plan, although we or Conexant may be able to rebut that presumption. Also for purposes of this test, the merger will be treated as resulting in a deemed acquisition by Alpha Industries stockholders of approximately 33% of Washington common stock. The process for determining whether a change of ownership has occurred under the tax rules is complex and uncertain. If we do not carefully monitor our compliance with these rules, we might inadvertently cause or permit a change of ownership to occur, triggering our obligation to indemnify Conexant pursuant to the tax allocation agreement. In addition, our indemnity obligation could discourage or prevent a third party from making a proposal to acquire Skyworks Solutions.

     If we were required to pay any of the taxes described above, the payment would be very substantial and would be expected to have a material adverse effect on our business, financial condition, results of operations and cash flow.

WE MAY BE AFFECTED BY SIGNIFICANT RESTRICTIONS WITH RESPECT TO ISSUANCE OF OUR EQUITY SECURITIES FOR TWO YEARS AFTER CONEXANT'S SPIN-OFF OF WASHINGTON.

     Even if Conexant's spin-off of Washington otherwise qualifies as a reorganization within the meaning of Sections 355 and 368 of the Internal Revenue Code of 1986, the distribution of Washington common stock to Conexant stockholders in connection with the spin-off may be disqualified as tax-free to Conexant under Section 355(e) of the Internal Revenue Code if 50% or more of the stock of Conexant or us is acquired as part of a plan (or series of related transactions) that includes the spin-off. For this purpose, any acquisitions of Conexant stock or our stock within two years before or after the spin-off transaction are presumed to be part of such a plan, although Conexant or we may be able to rebut that presumption. The merger was treated as resulting in a deemed acquisition by Alpha Industries stockholders of approximately 33% of Washington common stock. The process for determining whether a change of ownership has occurred under the tax rules is complex. Section 355(e) is a relatively new provision of law. Accordingly, little guidance exists regarding its interpretation. In particular, there is uncertainty over the analysis to be used to determine whether transactions are part of a plan (or series of related transactions). In addition, such a determination is inherently factual and subject to the interpretation of the facts and circumstances of a particular case. If an acquisition of Conexant stock or our stock triggers the application of Section 355(e), Conexant would recognize taxable gain but the spin-off would generally be tax-free to Conexant stockholders. Under the tax allocation agreement, we would be required to indemnify Conexant against that taxable gain incurred if Conexant's spin-off of Washington from Conexant is disqualified as tax-free to Conexant stockholders, if it were triggered by actions by or in respect of us (including our subsidiaries) or our stockholders.

     Because of the change in control limitation imposed by Section 355(e) of the Internal Revenue Code of 1986, we may be limited in the amount of stock that we can issue to make acquisitions or to raise additional capital in the two years subsequent to the merger. Also, our indemnity obligation to Conexant might discourage, delay or prevent a change of control during this two year period that stockholders may consider favorable.

WE MAY BE LIABLE FOR PENALTIES UNDER ENVIRONMENTAL LAWS, RULES AND REGULATIONS, WHICH COULD ADVERSELY IMPACT OUR BUSINESS.

     We use a variety of chemicals in manufacturing operations and have been or will be subject to a wide range of environmental protection regulations in the United States and Mexico. While we have not experienced any material adverse effect on our operations as a result of such regulations, we cannot assure you that current or future regulations would not have a material adverse effect on our business, financial condition and results of operations.

     We are engaged in remediation of groundwater contamination at our Newbury Park, California facility. We currently estimate the remaining costs for this remediation to be approximately $0.8 million and have accrued for these costs as of March 31, 2002.

     Environmental regulations often require parties to fund remedial action regardless of fault. Consequently, it is often difficult to estimate the future impact of environmental matters, including potential liabilities. We cannot assure you that the amount of expense and capital expenditures that might be required to satisfy environmental liabilities, to complete remedial actions and to continue to comply with applicable environmental laws will not have a material adverse effect on the our business, financial condition and results of operations.

CERTAIN PROVISIONS IN OUR ORGANIZATIONAL DOCUMENTS AND DELAWARE LAW MAY MAKE IT DIFFICULT FOR SOMEONE TO ACQUIRE CONTROL OF US.

     We have certain anti-takeover measures that may affect our common stock. Our restated certificate of incorporation, as amended, our second amended and restated by-laws and the Delaware General Corporation Law contain several provisions that would make more difficult an acquisition of control of us in a transaction not approved by our board of directors. Our restated certificate of incorporation, as amended, and second amended and restated by-laws include provisions such as:

     - the division of our board of directors into three classes to be elected on a staggered basis, one class each year,

     - the ability of our board of directors to issue shares of preferred stock in one or more series without further authorization of stockholders;

     - a prohibition on stockholder action by written consent;

     - elimination of the right of stockholders to call a special meeting of stockholders;

     - a requirement that stockholders provide advance notice of any stockholder nominations of directors or any proposal of new business to be considered at any meeting of stockholders;

     - a requirement that the affirmative vote of at least 66 2/3% of our shares be obtained to amend or repeal any provision of the second amended and restated by-laws or the provision of the restated certificate of incorporation, as amended, relating to amendments to the by-laws;

     - a requirement that the affirmative vote of at least 80% of our shares be obtained to amend or repeal the provisions of the restated certificate of incorporation, as amended, relating to the election and removal of directors, the classified board or the right to act by written consent;

     - a requirement that the affirmative vote of at least 80% of our shares be obtained for business combinations not approved by a majority of the members of the board of directors in office prior to the time the other party to the business combination becomes the beneficial owner of 5% or more of our shares;

     - a fair price provision; and

     - a requirement that the affirmative vote of at least 90% of our shares be obtained to amend or repeal the fair price provision.

     In addition to the provisions in our restated certificate of incorporation, as amended, and second amended and restated by-laws, Section 203 of the Delaware General Corporation Law generally provides that a corporation shall not engage in any business combination with any interested stockholder during the three-year period following the time that such stockholder becomes an interested stockholder, unless a majority of the directors then in office approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder or specified stockholder approval requirements are met.

               SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

     This prospectus includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are subject to the "safe harbor" created by those sections. Some of the forward-looking statements can be identified by the use of forward-looking terms such as "believes", "expects", "may", "will", "should", "could", "seek", "intends", "plans", "estimates", "anticipates" or other comparable terms. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements, including those factors discussed in "Risk Factors". Factors that could cause actual results to differ from those reflected in forward-looking statements relating to the operations and business of the combined company include:

     - the failure to meet our expectations with respect to our future performance, including our expectations with respect to the merger;

     - the cyclical nature of the wireless communications semiconductor industry and the markets addressed by our products and our customers' products;

     - general economic and business conditions that adversely affect us or our suppliers, distributors or customers;

     - demand for and market acceptance of new and existing products;

     - successful development of new products and the timing of new product introductions;

     - the availability and extent of utilization of manufacturing capacity and raw materials;

     - pricing pressures and other competitive factors;

     - fluctuations in manufacturing yields;

     - product obsolescence;

     - our ability to develop and implement new technologies and to obtain protection of the related intellectual property;

     - our ability to attract and retain qualified personnel;

     - the disproportionate impact of our business relationships with large customers;

     - the uncertainties of litigation; and

     - other risks and uncertainties, including those set forth in this prospectus and those detailed from time to time in our filings with the Securities and Exchange Commission.

     You should read this prospectus and the documents incorporated by reference into it completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this prospectus are qualified by these cautionary statements. These forward-looking statements are made only as of the date of this prospectus, and we do not undertake any obligation, other than as may be required by law, to update or revise any forward-looking statements to reflect changes in assumptions, the occurrence of unanticipated events or changes in future operating results over time.

                                USE OF PROCEEDS

     Any proceeds received by us in connection with the exercise of the Skyworks Solutions options covered by the 2002 Stock Option Plan will be used for general corporate purposes.

              DETERMINATION OF OPTION AMOUNTS AND EXERCISE PRICES

     In connection with Conexant's spin-off of Washington, Conexant, Washington and Alpha Industries entered into an Employee Matters Agreement, dated as of June 25, 2002, which provided for the adjustment of outstanding options to purchase Conexant common stock granted under certain stock incentive plans of Conexant.

     Pursuant to the employee matters agreement, at the time of the spin-off Conexant options granted pursuant to certain Conexant stock incentive plans and outstanding at the time of the spin-off were adjusted so that following the spin-off each holder of a Conexant option held options to purchase shares of Conexant common stock and options to purchase Washington common stock. The number of shares subject to, and the exercise price of, the options were adjusted to take into account the spin-off and to ensure that (1) the aggregate economic value (i.e., the difference between the aggregate fair market value of the shares subject to the options and the aggregate per share exercise price thereof) of the resulting Conexant options and Washington options immediately after the spin-off was generally the same as the economic value of the original Conexant options immediately prior to the spin-off and (2) for each resulting option, the ratio of the exercise price to the fair market value of the underlying stock remained the same immediately before and immediately after the spin-off. The resulting options to purchase shares of Conexant common stock and options to purchase shares of Washington common stock otherwise have substantially the same terms as the original Conexant options from which they were derived.

     Pursuant to the agreement and plan of reorganization among Conexant, Washington and Alpha Industries, in the merger between Alpha Industries and Washington, each outstanding option to purchase Washington common stock was converted into an option to purchase a number of shares of Skyworks Solutions common stock that is equal to the product of 0.351 (the exchange ratio in the merger) multiplied by the number of shares of Washington common stock subject to the option immediately before the conversion, rounded down to the nearest whole share. The exercise price per share of the converted option is equal to the exercise price per share of the option to purchase shares of Washington common stock immediately before the conversion divided by 0.351, rounded up to the nearest whole cent.

                THE WASHINGTON SUB, INC. 2002 STOCK OPTION PLAN

     This summary of the Washington Sub, Inc. 2002 Stock Option Plan is subject to the actual terms of the 2002 Stock Option Plan. The provisions of the 2002 Stock Option Plan are incorporated by reference into this prospectus. A copy of the 2002 Stock Option Plan is on file with the secretary of Skyworks Solutions.

     The shares of Skyworks Solutions common stock offered by this prospectus may be acquired by participants in the 2002 Stock Option Plan upon the exercise of Skyworks Solutions options in accordance with the terms of the 2002 Stock Option Plan and the option agreements assumed by Skyworks Solutions in the merger. Skyworks Solutions may issue up to approximately 24 million shares of its common stock under the 2002 Stock Option Plan, which may consist in whole or in part of unissued or reacquired shares.

     The 2002 Stock Option Plan became effective on June 25, 2002. In connection with Conexant's spin-off of Washington, at the time of the spin-off Conexant options granted pursuant to certain Conexant stock incentive plans and outstanding at the time of the spin-off were adjusted so that following the spin-off each holder of a Conexant option held options to purchase shares of Conexant common stock and options to purchase Washington common stock. In connection with the merger, all options to purchase shares of Washington common stock granted pursuant to the 2002 Stock Option Plan were converted into options to purchase Skyworks Solutions common stock. The purpose of the 2002 Stock Option Plan is to provide a means for Skyworks Solutions to perform its obligations with respect to these adjusted stock options and to link the compensation of officers and other key employees of Skyworks Solutions to the price of Skyworks Solutions common stock, thus providing means by which persons of outstanding abilities can be motivated and retained.

     No further options to purchase shares of Skyworks Solutions common stock will be granted under the 2002 Stock Option Plan. Options granted under the 2002 Stock Option Plan have the term described in the applicable option agreement. The 2002 Stock Option Plan is not subject to any provisions of the Employee Retirement Income Security Act of 1974, as amended, nor is the 2002 Stock Option Plan a qualified plan within the meaning of section 401(a) of the Internal Revenue Code of 1986.

     Administration. The 2002 Stock Option Plan will be administered by the compensation committee of the board of directors of Skyworks Solutions. The compensation committee will generally exercise all responsibilities, powers and authority relating to the administration of the 2002 Stock Option Plan.

     The compensation committee has the power to interpret the 2002 Stock Option Plan to adopt, amend and rescind rules, regulations and procedures relating to the 2002 Stock Option Plan, to make, amend and rescind determinations under the 2002 Stock Option Plan and to take all other actions that the compensation committee deems necessary or appropriate for the implementation and administration of the 2002 Stock Option Plan. 2002 Stock Option Plan participants may obtain additional information about the 2002 Stock Option Plan and its administrators by contacting Skyworks Solutions at the following address: Skyworks Solutions, Inc., attention: George Levan, 20 Sylvan Road, Woburn Massachusetts 01801, telephone number: (781) 935-5150.

     Sub-Plans Under the 2002 Stock Option Plan. The 2002 Stock Option Plan contains a number of sub-plans, which contain terms and conditions that are applicable to certain portions of the options subject to the 2002 Stock Option Plan, depending upon the Conexant plan under which the options from which the Washington options were derived were granted.

     Participants. The only participants in the 2002 Stock Option Plan are those persons who, as of the close of business on June 25, 2002, held one or more outstanding options to purchase shares of Conexant common stock, granted pursuant to any of the Conexant stock option plans (other than Conexant options granted on March 30, 2001 to employees of Conexant's Mindspeed Technologies business or held by persons in certain foreign locations as designated by Conexant).

     Stock Options. The outstanding options under the 2002 Stock Option Plan to purchase shares of Company common stock generally have the same terms and conditions as the options from which they are derived. Options granted pursuant to the 2002 Stock Option Plan may be exercised in full at one time or in part from time to time by giving notice of exercise pursuant to terms and procedures required by the compensation committee from time to time.

     No person will have the rights or privileges of a stockholder with respect to shares of common stock of Skyworks Solutions that are subject to an option until the exercise of that option. No fractional shares will be issued or transferred pursuant to the 2002 Stock Option Plan.

     Adjustments. If any change occurs that affects the shares of Skyworks Solutions common stock on account of any merger, consolidation, reorganization, recapitalization, reclassification, stock dividend, stock split or combination, or other distribution to holders of those shares (other than a cash dividend), then the board of directors will make appropriate amendments to the 2002 Stock Option Plan and adjustments and actions under the 2002 Stock Option Plan; subject, however, to the specific provisions of each individual sub-plan of the 2002 Stock Option Plan regarding adjustments.

     Effect of Termination of Employment. Most of the sub-plans of the 2002 Stock Option Plan contain provisions related to the effect of a participant's termination of employment on options granted pursuant to such sub-plan. The right to exercise options under the 2002 Stock Option Plan will generally terminate within a period of thirty to ninety days after the participant's termination of employment. Some of the sub-plans under the 2002 Stock Option Plan provide for immediate termination of the right to exercise an option upon termination of employment, or upon termination for cause. Many of the sub-plans under the 2002 Stock Option Plan extend this period of exercisability for a longer period of time in the event of a termination due to death, and some of the sub-plans extend this time period for terminations due to disability or retirement.

     Effect of a Change in Control of Skyworks Solutions. Several of the sub-plans under the 2002 Stock Option Plan contain specific provisions related to a change in control of Skyworks Solutions. Some of these provisions provide for acceleration of the vesting of options granted under the sub-plan and others require certain treatment of the option, such as assumption of the option by an entity acquiring control of Skyworks Solutions.

     Termination and Amendment. Termination or amendment of the sub-plans under the 2002 Stock Option Plan is generally restricted by a requirement that any such amendment which affects outstanding options be consented to by the holder of the options.

     Tax Considerations. The following discussion of certain relevant U.S. federal income tax effects applicable to options granted under the 2002 Stock Option Plan is a summary only, and reference is made to the Internal Revenue Code of 1986 for a complete statement of all relevant federal tax provisions. Plan participants should consult a tax adviser with any questions before acquiring or disposing of any Skyworks Solutions common stock obtained under the 2002 Stock Option Plan.

     A participant will not be taxed upon the grant of a non-qualified stock option pursuant to the 2002 Stock Option Plan. Rather, at the time of exercise of the non-qualified stock option, the participant will recognize ordinary income for federal income tax purposes in an amount equal to the excess of the fair market value of the shares purchased over the option price. Skyworks Solutions will generally be entitled to a tax deduction at that time and in the same amount that the participant recognizes ordinary income.

     If shares acquired upon exercise of a non-qualified stock option are later sold or exchanged, then the difference between the sales price and the fair market value of the stock on the date that ordinary income was recognized with respect thereto will generally be taxable as long-term or short-term capital gain or loss depending upon the length of time the shares were held by the participant.

     A participant will not be in receipt of taxable income upon the grant or timely exercise of an incentive stock option granted pursuant to the 2002 Stock Option Plan. Exercise of an incentive stock option will be timely if made during its term and if the participant remains an employee of Skyworks Solutions or a subsidiary at all times during the period beginning on the date of grant of the incentive stock option and ending on the date three months before the date of exercise (or one year before the date of exercise in the case of a disabled participant). Exercise of an incentive stock option will also be timely if made by the legal representative of a participant who dies (1) while in the employ of Skyworks Solutions or a subsidiary or (2) within three months after termination of employment. The tax consequences of an untimely exercise of an incentive stock option will be determined in accordance with the rules applicable to non-qualified stock options.

     If stock acquired pursuant to the timely exercise of an incentive stock option is later disposed of, the participant will, except as noted below, recognize long-term capital gain or loss (if the stock is a capital asset of the participant) equal to the difference between the amount realized upon the sale and the option price. Skyworks Solutions, under these circumstances, will not be entitled to any federal income tax deduction in connection with either the exercise of the incentive stock option or the sale of the stock by the participant.

     If, however, stock acquired pursuant to the exercise of an incentive stock option is disposed of by the participant prior to the expiration of two years from the date of grant of the incentive stock option or within one year from the date the stock is transferred to him upon exercise, referred to as a "disqualifying disposition", any gain realized by the participant generally will be taxable at the time of the disqualifying disposition as follows: (1) at ordinary income rates to the extent of the difference between the option price and the lesser of the fair market value of the stock on the date the incentive stock option is exercised or the amount realized on the disqualifying disposition and (2) as short-term or long-term capital gain to the extent of any excess of the amount realized on the disqualifying disposition over the fair market value of the stock on the date which governs the determination of his ordinary income. In that case, Skyworks Solutions may claim a federal income tax deduction at the time of the disqualifying disposition for the amount taxable to the participant as ordinary income. Any capital gain recognized by the participant will be long-term or short-term capital gain, depending on the length of time the shares were held by the participant.

     The amount by which the fair market value of the stock on the exercise date of an incentive stock option exceeds the option price will be an item of adjustment for purposes of the alternative minimum tax imposed by Section 55 of the Internal Revenue Code of 1986.

                              PLAN OF DISTRIBUTION

     We are registering 18,910,606 shares of our common stock issuable upon the exercise of options to purchase shares of Skyworks Solutions common stock held by individuals who are not, and have not been, employees of Skyworks Solutions. The shares of our common stock offered by the prospectus will be quoted on the Nasdaq National Market. We will pay all of the costs of this offering.

                                MATERIAL CHANGES

     Effective June 25, 2002, pursuant to the agreement and plan of reorganization, Alpha Industries merged with Washington, a company formed by Conexant and to which Conexant contributed the Washington Business. Immediately prior to the merger, Conexant spun-off Washington by distributing outstanding shares of Washington common stock to Conexant stockholders on a one-for-one share basis. After the merger, Alpha Industries, which was the surviving company in the merger, changed its corporate name to Skyworks Solutions, Inc. Immediately following completion of the merger, Skyworks Solutions purchased from Conexant, for an aggregate purchase price of $150 million, the Mexicali operations. Because the merger was accounted for as a reverse acquisition, Washington's historical financial statements became the historical financial statements of Skyworks Solutions.

     The audited Combined Financial Statements and Schedule of the Washington Business and the Mexicali Operations for each of the three years in the period ended September 30, 2001 and the related Management's Discussion and Analysis of the Financial Condition and Results of Operations of the Washington Business and the Mexicali Operations for such period were previously filed with the Securities and Exchange Commission as part of the proxy statement/prospectus-information statement included in Alpha Industries' Registration Statement on Form S-4, as amended, dated May 10, 2002, and are incorporated herein by reference.

     We include elsewhere in this prospectus the Unaudited Condensed Combined Financial Statements and notes thereto of the Washington Business and the Mexicali operations as of and for the six months ended March 31, 2002 and the related Management's Discussion and Analysis of the Financial Condition and Results of Operations of the Washington Business and the Mexicali Operations for such period. We also include elsewhere in this prospectus Unaudited Pro Forma Condensed Combined Financial Information of the Washington Business and the Mexicali operations, reflecting the contribution of the Washington Business by Conexant to Washington and the spin-off of Washington by Conexant, which we refer to collectively as the spin-off transaction, as if they had been completed on March 31, 2002, and Unaudited Pro Forma Condensed Combined Financial Information of Alpha Industries and the Washington Business and the Mexicali operations, reflecting the spin-off transaction and the merger as if they had been completed as of October 1, 2000 for statement of operations data and as of March 31, 2002 for balance sheet data.

              UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS OF THE WASHINGTON BUSINESS AND THE MEXICALI OPERATIONS

              THE WASHINGTON BUSINESS AND THE MEXICALI OPERATIONS
                           OF CONEXANT SYSTEMS, INC.

                       CONDENSED COMBINED BALANCE SHEETS
                           (UNAUDITED, IN THOUSANDS)

                                                              MARCH 31,   SEPTEMBER 30,
                                                                2002          2001
                                                              ---------   -------------
                                        ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $  4,964      $  1,998
  Receivables, net of allowance for doubtful accounts of
     $2,028 and $3,206 at March 31, 2002 and September 30,
     2001, respectively.....................................    35,348        40,754
  Inventories...............................................    36,461        37,383
  Other current assets......................................     3,155         3,225
                                                              --------      --------
          Total current assets..............................    79,928        83,360
Property, plant and equipment, net..........................   157,083       169,547
Goodwill and intangible assets, net.........................    49,662        57,606
Other assets................................................     4,177         3,774
                                                              --------      --------
          Total assets......................................  $290,850      $314,287
                                                              ========      ========
                       LIABILITIES AND CONEXANT'S NET INVESTMENT
CURRENT LIABILITIES:
  Accounts payable..........................................  $  4,236      $  2,653
  Accrued compensation and benefits.........................    16,511        12,363
  Other current liabilities.................................    18,702         7,804
                                                              --------      --------
          Total current liabilities.........................    39,449        22,820
Long-term liabilities.......................................     3,855         3,806
                                                              --------      --------
          Total liabilities.................................    43,304        26,626
Commitments and contingencies...............................        --            --
Conexant's net investment...................................   247,546       287,661
                                                              --------      --------
          Total liabilities and Conexant's net investment...  $290,850      $314,287
                                                              ========      ========

       See accompanying notes to condensed combined financial statements.

              THE WASHINGTON BUSINESS AND THE MEXICALI OPERATIONS
                           OF CONEXANT SYSTEMS, INC.

                  CONDENSED COMBINED STATEMENTS OF OPERATIONS
                           (UNAUDITED, IN THOUSANDS)

                                                                SIX MONTHS ENDED
                                                                   MARCH 31,
                                                              --------------------
                                                                2002       2001
                                                              --------   ---------
Net revenues:
  Third parties.............................................  $180,689   $ 115,101
  Conexant..................................................    13,427      27,898
                                                              --------   ---------
          Total net revenues................................   194,116     142,999
                                                              --------   ---------
Cost of goods sold:
  Third parties.............................................   135,975     169,849
  Conexant..................................................    12,754      26,596
                                                              --------   ---------
          Total cost of goods sold..........................   148,729     196,445
                                                              --------   ---------
Gross margin................................................    45,387     (53,446)
Operating expenses:
  Research and development..................................    63,801      56,383
  Selling, general and administrative.......................    22,002      34,088
  Amortization of intangible assets.........................     7,944       7,544
  Special charges...........................................        65       1,846
                                                              --------   ---------
          Total operating expenses..........................    93,812      99,861
                                                              --------   ---------
Operating loss..............................................   (48,425)   (153,307)
Other income, net...........................................        59          52
                                                              --------   ---------
Loss before income taxes....................................   (48,366)   (153,255)
Provision for income taxes..................................     4,270         869
                                                              --------   ---------
Net loss....................................................  $(52,636)  $(154,124)
                                                              ========   =========

       See accompanying notes to condensed combined financial statements.

              THE WASHINGTON BUSINESS AND THE MEXICALI OPERATIONS
                           OF CONEXANT SYSTEMS, INC.

                  CONDENSED COMBINED STATEMENTS OF CASH FLOWS
                           (UNAUDITED, IN THOUSANDS)

                                                                SIX MONTHS ENDED
                                                                   MARCH 31,
                                                              --------------------
                                                                2002       2001
                                                              --------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss....................................................  $(52,636)  $(154,124)
Adjustments to reconcile net loss to net cash used in
  operating activities:
     Depreciation...........................................    24,550      30,926
     Amortization of intangible assets......................     7,944       7,544
     Provision for (recoveries of) losses on accounts
      receivable............................................    (1,178)      5,110
     Inventory provisions...................................       143      51,405
     Loss on disposition of assets..........................       209          44
  Changes in assets and liabilities:
     Receivables............................................     6,584      19,237
     Inventories............................................       779     (19,271)
     Accounts payable.......................................     1,583      (2,080)
     Accrued expenses and other current liabilities.........    15,046      (2,807)
     Other..................................................      (386)       (550)
                                                              --------   ---------
       Net cash provided by (used in) operating
        activities..........................................     2,638     (64,566)
                                                              --------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures........................................   (12,295)    (40,202)
                                                              --------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net transfers from Conexant.................................    12,623     105,770
                                                              --------   ---------
Net increase in cash and cash equivalents...................     2,966       1,002
Cash and cash equivalents at beginning of period............     1,998       4,179
                                                              --------   ---------
Cash and cash equivalents at end of period..................  $  4,964   $   5,181
                                                              ========   =========

       See accompanying notes to condensed combined financial statements.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

1.  DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

     On December 16, 2001, Conexant entered into agreements with Washington, currently a wholly-owned subsidiary of Conexant, and Alpha Industries, a leading provider of radio frequency and microwave integrated circuit-based products and solutions, primarily for wireless communications. Alpha Industries' products include modules, integrated circuits and discrete components, as well as components based on electrical ceramic and ferrite technology. Under the agreements, on June 25, 2002, Conexant contributed the Washington Business to Washington and spun-off Washington by distributing outstanding shares of Washington common stock to the Conexant shareholders. The common stock of Washington was distributed on a pro rata basis to the shareholders of Conexant, with each Conexant shareholder receiving one share of Washington common stock for each share of Conexant common stock or Conexant Series B voting preferred stock owned on the record date for the distribution. Immediately thereafter, Washington merged with and into Alpha Industries, with Alpha Industries as the surviving corporation. After the merger Alpha Industries changed its corporate name to Skyworks Solutions, Inc. Upon completion of the Merger, Skyworks Solutions purchased the Mexicali operations for $150 million.

     For financial accounting purposes, the sale of the Mexicali operations by Conexant to Skyworks Solutions is treated as if Conexant had contributed the Mexicali operations to Washington as part of the spin-off, and the $150 million purchase price is treated as a return of capital to Conexant. The accompanying condensed combined financial statements include the assets, liabilities, operating results and cash flows of the Washington Business and the Mexicali operations.

     For financial accounting purposes, the merger is accounted for as a purchase of Alpha Industries by Washington in a reverse acquisition. Accordingly, the historical financial statements of Washington/ Mexicali became the historical financial statements of Skyworks Solutions after the merger.

     The Washington Business is a worldwide leader in semiconductor products and systems for wireless communications applications. Its product portfolio is comprised of components, subsystems and system-level semiconductor solutions for wireless voice and data communications applications, supporting the world's most widely adopted wireless standards, including Code Division Multiple Access
(CDMA), Time Division Multiple Access (TDMA) and Global System for Mobile Communications (GSM). Wireless communications product offerings of the Washington Business include power amplifier modules, radio frequency components and subsystems and cellular systems.

  BASIS OF PRESENTATION

     The condensed combined financial statements of Washington/Mexicali have been prepared in accordance with accounting principles generally accepted in the United States of America. The condensed combined financial statements have been prepared using Conexant's historical bases in the assets and liabilities and the historical operating results of Washington/Mexicali during each respective period. We believe the assumptions underlying the combined financial statements are reasonable. However, the financial information included herein does not necessarily reflect the combined assets, liabilities, operating results and cash flows of Washington/Mexicali in the future or what they would have been had Washington/Mexicali been a separate stand-alone entity during the periods presented.

     Conexant uses a centralized approach to cash management and the financing of its operations. Cash deposits from Washington/Mexicali are transferred to Conexant on a regular basis and are netted against Conexant's net investment. As a result, none of Conexant's cash, cash equivalents, marketable securities or debt has been allocated to Washington/Mexicali in the condensed combined financial statements. Cash and cash equivalents in the condensed combined financial statements represent amounts held by certain foreign operations of Washington/Mexicali. Changes in Conexant's net investment represent funding from Conexant for working capital and capital expenditure requirements after giving effect to Washington/ Mexicali's transfers to and from Conexant for its cash flows from operations.

     Historically, Conexant has provided financing for Washington/Mexicali and incurred debt at the parent level. The condensed combined financial statements of Washington/Mexicali do not include an allocation of Conexant's debt or the related interest expense. Therefore, the condensed combined financial statements do not necessarily reflect the financial position and results of operations of Washington/ Mexicali had it been an independent company as of the dates, and for the periods, presented.

     The condensed combined financial statements include allocations of certain Conexant operating expenses for research and development, legal, accounting, treasury, human resources, real estate, information systems, distribution, customer service, sales, marketing, engineering and other corporate services provided by Conexant, including executive salaries and other costs. The operating expense allocations have been determined on bases that management considered to be reasonable reflections of the utilization of services provided to, or the benefit received by, Washington/Mexicali. Management believes that the expenses allocated to Washington/Mexicali are representative of the operating expenses that would have been incurred had Washington/Mexicali operated as an independent company. After the spin-off and the merger, Skyworks Solutions is performing these functions using its own resources or purchased services, including services obtained from Conexant pursuant to a transition services agreement.

     In the opinion of management, the accompanying condensed combined financial statements contain all adjustments, consisting of adjustments of a normal recurring nature, as well as the inventory write-downs and special charges, necessary to present fairly the financial position, results of operations and cash flows of Washington/Mexicali. The results of operations for interim periods are not necessarily indicative of the results that may be expected for a full year. These statements should be read in conjunction with the combined financial statements and notes thereto of Washington/Mexicali appearing elsewhere in this prospectus.

     FISCAL PERIODS -- For presentation purposes, references made to the periods ended March 31, 2002 and 2001 relate to the actual fiscal 2002 second quarter ended March 29, 2002 and the actual fiscal 2001 second quarter ended March 30, 2001, respectively.

     SUPPLEMENTAL CASH FLOW INFORMATION -- All income tax payments were made by Conexant on behalf of Washington/Mexicali.

     RECENT ACCOUNTING STANDARDS -- In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS 141 requires that all business combinations be accounted for using the purchase method and provides new criteria for recording intangible assets separately from goodwill. Existing goodwill and intangible assets will be evaluated against these new criteria, which may result in certain intangible assets being subsumed into goodwill. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. Goodwill and intangible assets that have indefinite useful lives will not be amortized into results of operations, but instead will be evaluated at least annually for impairment and written down when the recorded value exceeds the estimated fair value. Washington/Mexicali will adopt the provisions of each statement that apply to goodwill and intangible assets acquired prior to June 30, 2001 as of the beginning of fiscal 2003. However, SFAS 142 is immediately applicable to any goodwill and intangible assets acquired after June 30, 2001. Upon adoption, goodwill will cease to be amortized against results of operations, reducing annual amortization expense by approximately $14 million. Management is evaluating the full impact of adopting the new standards. In addition, impairment reviews may result in charges against earnings to write down the value of goodwill.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes previous guidance on financial accounting and reporting for the impairment or disposal of long-lived assets and for segments of a business to be disposed of. Adoption of SFAS 144 is required no later than the beginning of fiscal 2003. Management does not expect the adoption of SFAS 144 to have a significant impact on the combined financial position or results of operations of Washington/Mexicali. However, future impairment reviews may result in charges against earnings to write down the value of long-lived assets.

2.  INVENTORIES

     Inventories consist of the following (in thousands):

                                                              MARCH 31,   SEPTEMBER 30,
                                                                2002          2001
                                                              ---------   -------------
Raw materials...............................................   $ 6,287       $ 3,626
Work-in-process.............................................    18,178        19,164
Finished goods..............................................    11,996        14,593
                                                               -------       -------
                                                               $36,461       $37,383
                                                               =======       =======

3.  CONTINGENT LIABILITIES

     Various lawsuits, claims and proceedings have been or may be instituted or asserted against Conexant or its subsidiaries, the Washington Business or the Mexicali operations, including those pertaining to product liability, intellectual property, environmental, safety and health, and employment matters. In connection with the spin-off, Washington assumed responsibility for all then current and future litigation (including environmental and intellectual property proceedings) against Conexant or its subsidiaries in respect of the operations of the Washington Business.

     The outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to Washington/Mexicali. Many intellectual property disputes have a risk of injunctive relief and there can be no assurance that a license will be granted. Injunctive relief could materially and adversely affect the combined financial condition or results of operations of Washington/ Mexicali. Based on its evaluation of matters which are pending or asserted, and taking into account any reserves for such matters, management believes the disposition of such matters will not have a material adverse effect on the combined financial condition or results of operations of Washington/Mexicali.

4.  COMPREHENSIVE INCOME (LOSS)

     Comprehensive income (loss) for the six months ended March 31, 2002 and 2001 is as follows (in thousands):

                                                                SIX MONTHS ENDED
                                                                   MARCH 31,
                                                              --------------------
                                                                2002       2001
                                                              --------   ---------
Net loss....................................................  $(52,636)  $(154,124)
Other comprehensive loss:
  Foreign currency translation adjustments..................      (102)       (245)
                                                              --------   ---------
     Comprehensive loss.....................................  $(52,738)  $(154,369)
                                                              ========   =========

     Accumulated other comprehensive loss, comprised of foreign currency translation adjustments, is included in Conexant's net investment in the accompanying condensed combined balance sheets and aggregated $0.4 million and $0.3 million as of March 31, 2002 and September 30, 2001, respectively.

5.  SPECIAL CHARGES

     During the first six months of fiscal 2001, Washington/Mexicali reduced its workforce by approximately 110 employees, including approximately 100 employees in manufacturing operations. Restructuring charges of $1.8 million were recorded for such actions and were based upon estimates of the cost of severance benefits for the affected employees. During the first six months of fiscal 2002, restructuring charges of approximately $0.1 million were recorded for severance benefits related to an additional workforce reduction. Substantially all amounts accrued for these actions are expected to be paid within one year.

     Activity and liability balances related to restructuring actions through March 31, 2002 are as follows (in thousands):

Restructuring balance, September 30, 2001...................   $724
Charged to costs and expenses...............................     65
Cash payments...............................................   (467)
                                                               ----
Restructuring balance, March 31, 2002.......................   $322
                                                               ====

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
             OF THE WASHINGTON BUSINESS AND THE MEXICALI OPERATIONS

     The following Unaudited Pro Forma Condensed Combined Financial Information for the Washington Business and the Mexicali Operations gives effect to the contribution of the Washington Business by Conexant to Washington and the spin-off, which we refer to collectively as the spin-off transaction, as if it had occurred on March 31, 2002. The Washington/Mexicali historical financial information set forth below has been derived from the Unaudited Condensed Combined Financial Statements of the Washington Business and the Mexicali operations and the notes thereto appearing elsewhere in this prospectus.

     In the spin-off transaction, Conexant retained certain assets and liabilities of Washington/Mexicali. Pro forma adjustments to reflect the retention of these assets and liabilities are included in the following Unaudited Pro Forma Condensed Combined Balance Sheet. The retention of these assets and liabilities had no pro forma effect on the Washington/Mexicali combined statements of operations and, therefore, no pro forma adjustments were made to the Washington/Mexicali historical combined statements of operations to give effect to the spin-off transaction.

     The Unaudited Pro Forma Condensed Combined Balance Sheet should be read in conjunction with the Unaudited Condensed Combined Financial Statements of the Washington Business and the Mexicali Operations and the notes thereto appearing elsewhere in this prospectus. The Unaudited Pro Forma Condensed Combined Balance Sheet is provided for informational purposes only and is not necessarily indicative of the combined financial position of the Washington Business and the Mexicali operations had the spin-off transaction occurred on the date specified, nor is it necessarily indicative of the financial position of Skyworks Solutions that may be expected in the future.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 MARCH 31, 2002

                                                                      ADJUSTMENTS
                                                       HISTORICAL       FOR THE         PRO FORMA
                                                       WASHINGTON/     SPIN-OFF        WASHINGTON/
                                                        MEXICALI      TRANSACTION       MEXICALI
                                                       -----------    -----------      -----------
                                                                     (IN THOUSANDS)
Current assets:
  Cash and cash equivalents..........................   $  4,964       $ (4,964)(1)     $     --
  Receivables, net...................................     35,348        (35,348)(1)           --
  Inventories........................................     36,461             --           36,461
  Other current assets...............................      3,155         (1,206)(1)        1,949
                                                        --------       --------         --------
          Total current assets.......................     79,928        (41,518)          38,410

Property, plant and equipment, net...................    157,083             --          157,083
Goodwill and intangible assets, net..................     49,662             --           49,662
Other assets.........................................      4,177             --            4,177
                                                        --------       --------         --------
          Total assets...............................   $290,850       $(41,518)        $249,332
                                                        ========       ========         ========

Current liabilities:
  Accounts payable...................................   $  4,236       $ (4,236)(1)     $     --
  Accrued compensation and benefits..................     16,511             --           16,511
  Other current liabilities..........................     18,702             --           18,702
                                                        --------       --------         --------
          Total current liabilities..................     39,449         (4,236)          35,213

                                                                      ADJUSTMENTS
                                                       HISTORICAL       FOR THE         PRO FORMA
                                                       WASHINGTON/     SPIN-OFF        WASHINGTON/
                                                        MEXICALI      TRANSACTION       MEXICALI
                                                       -----------    -----------      -----------
                                                                     (IN THOUSANDS)
Long-term liabilities................................      3,855             --            3,855
                                                        --------       --------         --------
          Total liabilities..........................     43,304         (4,236)          39,068

Conexant's net investment............................    247,546        (37,282)(2)      210,264
                                                        --------       --------         --------
          Total liabilities and Conexant's net
            investment...............................   $290,850       $(41,518)        $249,332
                                                        ========       ========         ========

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

     Pro forma adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2002 are as follows:

     (1) In the spin-off, Conexant retained certain assets and liabilities of Washington/Mexicali. The assets included cash and cash equivalents, receivables and certain other assets included in "other current assets" and "other assets" on Washington/Mexicali's historical unaudited combined balance sheet. In addition, Conexant remained obligated for payment of Washington/Mexicali's accounts payable.

     (2) The retention of certain assets and liabilities by Conexant is reflected as a reduction of Conexant's net investment in Washington/Mexicali.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
             OF THE WASHINGTON BUSINESS AND THE MEXICALI OPERATIONS

     The following discussion of the financial condition and results of operations of the Washington Business and the Mexicali operations should be read together with the Combined Financial Statements of the Washington Business and the Mexicali Operations and the notes thereto included in the proxy statement/prospectus-information statement forming a part of Alpha Industries' Registration Statement on Form S-4, as amended, filed with the Securities and Exchange Commission on May 10, 2002 and the Unaudited Condensed Combined Financial Statements of the Washington Business and the Mexicali Operations and the notes thereto appearing elsewhere in this prospectus.

OVERVIEW

     The Washington Business is a worldwide leader in semiconductor products and systems for wireless communications applications. Its product portfolio is comprised of components, subsystems and system-level semiconductor solutions for wireless voice and data communications applications, supporting the world's most widely adopted wireless standards, including CDMA, TDMA and GSM. Wireless communications product offerings of the Washington Business include power amplifier modules, radio frequency components and subsystems and cellular systems.

     The Washington Business operates a gallium arsenide semiconductor wafer fabrication facility in Newbury Park, California to meet a portion of its wafer requirements. The Washington Business has historically provided substantially all of Conexant's requirements for gallium arsenide wafers. Revenues from Conexant for these products totaled $9.6 million and $0.7 million for fiscal 2001 and the first six months of fiscal 2002, respectively.

     The Mexicali operations consist of a semiconductor assembly and test facility in Mexicali, Mexico and related operations. The Mexicali operations have historically provided a substantial portion of the Washington Business's and Conexant's requirements for semiconductor assembly and test services. Revenues from Conexant for semiconductor assembly and test services totaled $35.3 million and $12.7 million for fiscal 2001 and the first six months of fiscal 2002, respectively.

     Conexant and Skyworks Solutions have entered into various agreements providing for the supply of gallium arsenide wafer fabrication and assembly and test services by Skyworks Solutions to Conexant, initially at substantially the same volumes as historically obtained by Conexant from Washington/Mexicali. Conexant and Skyworks Solutions have also entered into agreements providing for the supply to Skyworks Solutions of transition services by Conexant and silicon-based wafer fabrication services by the Newport Beach, California foundry joint venture between Conexant and The Carlyle Group to which Conexant contributed its Newport Beach wafer fabrication facility. Historically, Washington/Mexicali has obtained a portion of its silicon-based semiconductors from the Newport Beach wafer fabrication facility and currently expects that it initially will obtain substantially the same volume under the supply agreement with the Newport Beach, California foundry joint venture as it historically obtained from Conexant.

     The wireless communications semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The operating results of Washington/Mexicali have been, and the operating results of Skyworks Solutions may continue to be, negatively affected by substantial quarterly and annual fluctuations and market downturns due to a number of factors, such as changes in demand for end-user equipment, the timing of the receipt, reduction or cancellation of significant customer orders, the gain or loss of significant customers, market acceptance of Skyworks Solutions' products and its customers' products, Skyworks Solutions' ability to develop, introduce and market new products and technologies on a timely basis, availability and cost of products from suppliers, new product and technology introductions by competitors, changes in the mix of products produced and sold, intellectual property disputes, the timing and extent of product development costs and general economic conditions. In the past, average selling prices of established products have generally declined over time and this trend is expected to continue in the future.

     During fiscal 2000, Conexant acquired Philsar Semiconductor Inc. for aggregate consideration of $110.0 million to accelerate Washington/Mexicali's development efforts and fill technology gaps in its product portfolio. Washington/Mexicali treated the Philsar acquisition as a purchase for financial accounting purposes and its results of operations reflect the operations of Philsar after the date of acquisition.

BASIS OF PRESENTATION

     The Washington Business consists of Conexant's wireless communications business, including its Newbury Park gallium arsenide semiconductor wafer fabrication facility, but excluding certain assets and liabilities. The Mexicali operations include Conexant's Mexicali semiconductor assembly and test facility and certain related operations which Conexant sold to Skyworks Solutions immediately after completion of the merger. For financial accounting purposes, the sale of the Mexicali operations by Conexant to Skyworks Solutions has been treated as if Conexant had contributed the Mexicali operations to Washington as part of the spin-off transaction, and the $150 million purchase price has been treated as a return of capital to Conexant.

     The combined financial statements include the assets, liabilities, operating results and cash flows of the Washington Business and the Mexicali operations, which together represent all of the businesses and assets which were acquired by Skyworks Solutions in the merger and related transactions.

     The combined financial statements presented in this prospectus have been prepared using Conexant's historical bases in the assets and liabilities and the historical operating results of Washington/Mexicali during each respective period. The combined financial statements include allocations of certain Conexant operating expenses for research and development and corporate functions. The operating expense allocations have been determined on bases that management considered to be reasonable reflections of the utilization of services provided to, or the benefit received by, Washington/Mexicali. The allocation methods include specific identification, activity-based analyses, relative revenues or costs, manufacturing capacity utilization and headcount.

     The combined financial information presented in this prospectus is not necessarily indicative of the financial position, results of operations or cash flows of Skyworks Solutions in the future, nor is it necessarily indicative of what the financial position, results of operations or cash flows of Washington/ Mexicali would have been had it been an independent company for the periods presented.

CRITICAL ACCOUNTING POLICIES

     The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires Washington/Mexicali to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Among the significant estimates affecting Washington/Mexicali's combined financial statements are those relating to allowances for doubtful accounts, inventories, long-lived assets, income taxes, warranties, restructuring costs and other contingencies. Washington/Mexicali regularly evaluates its estimates and assumptions based upon historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent actual results differ from those estimates, Washington/Mexicali's future results of operations may be affected. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our combined financial statements.

     Inventories -- Washington/Mexicali writes down its inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

     Impairment of long-lived assets -- Long-lived assets, including fixed assets, goodwill and intangible assets, are continually monitored and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance. Washington/Mexicali's estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to its business model or changes in its operating performance. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, Washington/ Mexicali recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset.

     Deferred income taxes -- Washington/Mexicali has provided a full valuation reserve related to its substantial deferred tax assets. If sufficient evidence of Washington/Mexicali's ability to generate sufficient future taxable income in certain tax jurisdictions becomes apparent, Washington/Mexicali may be required to reduce its valuation allowances, resulting in income tax benefits in Washington/Mexicali's statement of operations. Management of Washington/Mexicali evaluates the realizability of the deferred tax assets and assesses the need for a valuation allowance quarterly.

     Warranties -- Reserves for estimated product warranty costs are provided at the time revenue is recognized. Although Washington/Mexicali engages in extensive product quality programs and processes, its warranty obligation is affected by product failure rates and costs incurred to rework or replace defective product. Should actual product failure rates or costs differ from estimates, additional warranty reserves could be required, which could reduce Washington/Mexicali's gross margins.

     Allowance for doubtful accounts -- Washington/Mexicali maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of Washington/Mexicali's customers were to deteriorate, its actual losses may exceed its estimates, and additional allowances would be required.

RESULTS OF OPERATIONS

  RECENT DEVELOPMENTS

     During fiscal 2001, Washington/Mexicali -- like many of its customers and competitors -- was adversely impacted by a broad slowdown affecting the wireless communications sector, including most of the end-markets for its products. Washington/Mexicali's net revenues for fiscal 2001 reflected deterioration in the digital cellular handset market resulting from excess channel inventories due to a slowdown in demand for mobile phones and a slower transition to next-generation phones. The effect of weakened end-customer demand was compounded by higher than normal levels of component inventories among manufacturer, subcontractor and distributor customers.

     The overall slowdown in the wireless communications markets also impacted Washington/Mexicali's gross margins and operating income. Cost of goods sold for fiscal 2001 was adversely affected by the significant underutilization of manufacturing capacity. Cost of goods sold for fiscal 2001 also reflects $58.7 million of inventory write-downs across Washington/Mexicali's product portfolio resulting from the sharply reduced end-customer demand for digital cellular handsets.

     In the first six months of fiscal 2002, Washington/Mexicali's revenues from product sales to third parties increased over 75% sequentially from the last six months of fiscal 2001, as a result of renewed demand for its wireless product portfolio. The increased demand is partially due to improvement in the level of excess channel inventories that had adversely affected the digital cellular handset markets during fiscal 2001.

  EXPENSE REDUCTION AND RESTRUCTURING INITIATIVES

     In fiscal 2001, Washington/Mexicali implemented a number of expense reduction and restructuring initiatives to more closely align its cost structure with the then-current business environment. The cost reduction initiatives included workforce reductions, temporary shutdowns of manufacturing facilities and significant reductions in capital spending.

     Through involuntary severance programs and attrition, Washington/Mexicali reduced its workforce in fiscal 2001 by approximately 800 employees (principally in its manufacturing operations), a 22% reduction from January 2001 levels. In addition, Washington/Mexicali periodically idled its Newbury Park, California wafer fabrication facility and, for a portion of fiscal 2001, implemented a reduced work week at its Mexicali facility.

     Washington/Mexicali recorded restructuring charges of $2.7 million in fiscal 2001 related to the workforce reductions completed through September 30, 2001. The restructuring initiatives and other expense reduction actions resulted in a quarterly reduction of operating expenses of approximately $4.8 million for the fourth quarter of fiscal 2001 as compared with the second quarter of fiscal 2001.

  ASSET IMPAIRMENTS

     During fiscal 2001, Washington/Mexicali management determined that the value of the Newbury Park wafer fabrication assets was impaired as a result of then-current and projected business conditions. Accordingly, Washington/Mexicali recorded an impairment charge of $86.2 million to write down the carrying value of the wafer fabrication assets to their estimated fair value.

SIX MONTHS ENDED MARCH 31, 2001 AND 2002

     The following table sets forth the results of operations of Washington/Mexicali expressed as a percentage of net revenues for the six months ended March 31, 2001 and 2002:

                                                              SIX MONTHS ENDED
                                                                 MARCH 31,
                                                              ----------------
                                                               2001      2002
                                                              ------     -----
Net Revenues................................................   100.0%    100.0%
Cost of goods sold..........................................   137.4      76.6
                                                              ------     -----
Gross Margin................................................   (37.4)     23.4
Operating Expenses:
  Research and development..................................    39.4      32.9
  Selling, general and administrative.......................    23.8      11.3
  Amortization of intangible assets.........................     5.3       4.1
  Special charges...........................................     1.3        --
                                                              ------     -----
     Total operating expenses...............................    69.8      48.3
                                                              ------     -----
Operating loss..............................................  (107.2)    (24.9)
Other income, net
                                                              ------     -----
Loss before income taxes....................................  (107.2)    (24.9)
Provision for income taxes..................................     0.6       2.2
                                                              ------     -----
Net loss....................................................  (107.8)%   (27.1)%
                                                              ======     =====

  NET REVENUES

                                                                 SIX MONTHS ENDED
                                                          ------------------------------
                                                          MARCH 31,            MARCH 31,
                                                            2001      CHANGE     2002
                                                          ---------   ------   ---------
                                                                  (IN MILLIONS)
Net revenues:
  Third parties.........................................   $115.1       57%     $180.7
  Conexant..............................................     27.9      (52)%      13.4
                                                           ------      ---      ------
                                                           $143.0               $194.1
                                                           ======      ===      ======

     The Washington Business markets and sells its semiconductor products and system solutions to leading OEMs of communication electronics products, third-party original design manufacturers, or ODMs, and contract manufacturers and indirectly through electronic components distributors. Samsung Electronics Co. Ltd accounted for 50% of net revenues from third parties for the first six months of fiscal 2002 and sales to the Washington Business's top 10 customers accounted for 93% of net revenues from third parties for the period. Revenues derived from customers located in the Americas, Asia-Pacific and Europe/Middle East/Africa regions were 4%, 93% and 3%, respectively, of net revenues from third parties for the first six months of fiscal 2002.

     Washington /Mexicali generally recognizes revenues from product sales directly to its customers and to certain distributors upon shipment and transfer of title. Provision for sales returns is made at the time of sale based on experience. An insignificant portion of product sales are made to electronic component distributors under agreements allowing for price protection and/or a right of return on unsold products. The recognition of revenue on sales to these distributors is deferred until the products are sold by the distributors.

     Revenues from product sales to third parties, which represented 93% of total net revenues for the first six months of fiscal 2002, increased 57% from the comparable period of fiscal 2001, principally reflecting increased sales of GSM products, including power amplifier modules and complete cellular systems. Washington/Mexicali also experienced increased demand for its power amplifier modules for CDMA and TDMA applications from a number of its key customers.

     Revenues from wafer fabrication and semiconductor assembly and test services provided to Conexant, which represented 7% of total revenues for the first six months of fiscal 2002, decreased 52% from the comparable period of fiscal 2001. The decrease principally reflects lower demand for assembly and test services from Conexant's Mindspeed Technologies and broadband access businesses due to the broad slowdown affecting most of the communications electronics end-markets for Conexant's products.

  GROSS MARGIN

                                                                SIX MONTHS ENDED
                                                      -------------------------------------
                                                      MARCH 31,                   MARCH 31,
                                                        2001         CHANGE         2002
                                                      ---------   -------------   ---------
                                                                  (IN MILLIONS)
Gross margin:
  Third parties.....................................   $(54.7)          nm          $44.7
  Percent of net revenues from third parties........      (48)%                        25%
  Conexant..........................................   $  1.3          (48)%        $ 0.7
  Percent of net revenues from Conexant.............        5%                          5%

     --------------------

    nm = not meaningful

     Gross margin represents net revenues less cost of goods sold. Cost of goods sold consists primarily of purchased materials, labor and overhead (including depreciation) associated with product manufacturing, royalty and other intellectual property costs, warranties and sustaining engineering expenses pertaining to products sold. In the past, Washington/Mexicali purchased a portion of its requirements for complementary metal-oxide semiconductor, or CMOS, wafers from Conexant at Conexant's actual cost. In fiscal 2001 and the first six months of fiscal 2002, approximately 46% and 36%, respectively, of cost of goods sold represented the value of products supplied by Conexant, which were charged to Washington/Mexicali at Conexant's actual cost. Because Washington/Mexicali and Conexant incur substantial fixed costs to maintain their own manufacturing facilities, in periods of lower utilization of these manufacturing facilities, unit costs have increased. Cost of goods sold also includes allocations from Conexant of manufacturing cost variances, process engineering and other manufacturing costs which are not included in the unit costs of Washington/ Mexicali inventories but are expensed as incurred.

     The improvement in gross margin from third party sales for the first six months of fiscal 2002, compared with the first six months of fiscal 2001, reflects increased revenues, improved utilization of Washington/Mexicali's manufacturing facilities and a decrease in quarterly depreciation expense of approximately $3.5 million that resulted from the write-down of the Newbury Park wafer fabrication assets in the third quarter of fiscal 2001. Although recent revenue growth has increased the level of utilization of Washington/Mexicali's manufacturing facilities, these facilities continue to operate below optimal capacity and underutilization continues to adversely affect Washington/Mexicali's unit cost of goods sold and gross margin. Gross margin for the first six months of fiscal 2002 was also adversely impacted by additional warranty costs of $14.0 million. The additional warranty costs were the result of an agreement with a major customer for the reimbursement of costs the customer incurred in connection with the failure of a product when used in a certain adverse environment. Although Washington/Mexicali developed and sold the product to the customer pursuant to mutually agreed-upon specifications, the product experienced unusual failures when used in an environment in which the product had not been previously tested. The product has since been modified and no additional costs are expected to be incurred in connection with this issue. Gross margin for the fiscal 2002 period benefited by approximately $8.7 million as a result of the sale of inventories having a historical cost of $8.7 million that were written down to a zero cost basis during fiscal year 2001: such sales resulted from sharply increased demand beginning in the fourth quarter of fiscal 2001 that was not anticipated at the time of the write-downs. Excluding the effect of the additional warranty cost and the sale of the zero-cost basis inventories, gross margin for the first six months of fiscal 2002 was approximately $50.0 million, or 28% of net revenues from third parties. Gross margin for the first six months of fiscal 2001 was adversely affected by inventory write-downs of approximately $51.4 million.

     The inventory write-downs recorded in the first six months of fiscal 2001 resulted from the sharply reduced end-customer demand Washington/Mexicali experienced, primarily associated with its radio frequency components, as a result of the rapidly changing demand environment for digital cellular handsets during that period. As a result of these market conditions, Washington/Mexicali experienced a significant number of order cancellations and a decline in the volume of new orders, beginning in the fiscal 2001 first quarter and becoming more pronounced in the second quarter. Due to the relatively weak global market for cellular handsets, in the second quarter of fiscal 2001 the Washington Business's revenues from third parties decreased 32% compared with the immediately preceding quarter.

     Washington/Mexicali assesses the recoverability of inventories through an on-going review of inventory levels in relation to sales backlog and forecasts, product marketing plans and product life cycles. When the inventory on hand exceeds the foreseeable demand, Washington/Mexicali writes down the value of those inventories which, at the time of its review, it expects to be unable to sell. Washington/Mexicali sells its products to communications equipment OEMs that have designed its products into equipment such as cellular handsets. These design wins are gained through a lengthy sales cycle, which includes providing technical support to the OEM customer. Moreover, once a customer has designed a particular supplier's components into a cellular handset, substituting another supplier's components requires substantial design changes which involve significant cost, time, effort and risk. In the event of the loss of business from existing OEM customers, Washington/Mexicali may be unable to secure new customers for its existing products without first achieving new design wins. Consequently, when the quantities of inventory on hand exceed forecasted demand from existing OEM customers into whose products

Washington/Mexicali's products have been designed, Washington/Mexicali generally will be unable to sell its excess inventories to others, and the net realizable value of such inventories is generally estimated to be zero. The amount of the write-down is the excess of historical cost over estimated realizable value (generally zero). Once established, these write-downs are considered permanent adjustments to the cost basis of the excess inventory.

     Through March 31, 2002, Washington/Mexicali scrapped inventories having an original cost of approximately $34.5 million and sold an additional $13.2 million of inventories previously written down to a zero cost basis. As of March 31, 2002, Washington/Mexicali continued to hold inventories with an original cost of approximately $11.0 million which were previously written down to a zero cost basis. Washington/Mexicali currently intends to hold these remaining inventories and will sell these inventories if it experiences renewed demand for these products. While there can be no assurance that it will be able to do so, if Washington/Mexicali is able to sell a portion of the inventories which are carried at zero cost basis, its gross margins will be favorably affected. As a result of sharply increased demand beginning in the fourth quarter of fiscal 2001 that was not anticipated at the time of the writedowns, subsequent to March 31, 2002, Washington/Mexicali sold to OEM customers inventories having an original cost of approximately $1 million which had been written down to a zero cost basis in fiscal 2001. To the extent that Washington/Mexicali does not experience renewed demand for the remaining inventories, they will be scrapped as they become obsolete.

     Washington/Mexicali bases its assessment of the recoverability of its inventories, and the amounts of any write-downs, on currently available information and assumptions about future demand (generally over six months) and market conditions. Demand for Washington/Mexicali's products may fluctuate significantly over time, and actual demand and market conditions may be more or less favorable than those projected by management. In the event that actual demand is lower than originally projected, additional inventory write-downs may be required.

     Under supply agreements entered into in connection with the merger, Skyworks Solutions will receive wafer fabrication, wafer probe and certain other services from the Newport Beach, California foundry joint venture's Newport Beach wafer fabrication facility and Skyworks Solutions will provide wafer fabrication, wafer probe, final test and other services to Conexant at the Newbury Park facility, in each case, for a three-year period after the merger. Skyworks Solutions will also provide semiconductor assembly and test services to Conexant at the Mexicali facility. The price for the services under the agreements in the first year will be the actual cost of the services. In the second year the price will be the average of (1) the actual cost in the first year and (2) the market price (determined prior to the start of the second year) of the services. In the third year the price will be based on the market price of the services.

     During the term of the supply agreement with the Newport Beach, California foundry joint venture, Washington/Mexicali's unit cost of goods supplied by the Newport Beach foundry joint venture will continue to be affected by the level of utilization of the Newport Beach foundry joint venture's Newport Beach wafer fabrication facility and other factors outside Washington/Mexicali's control. Under this supply agreement, we are committed to obtain a minimum level of service from the Newport Beach, California foundry joint venture. We estimate that our liability under this contract will result in an expense of approximately $8 to $12 million in the quarter ended June 28, 2002 and will result in a total expense of approximately $8 to $15 million over the next twelve months. In addition, Washington/Mexicali's costs will be affected by the extent of its use of outside foundries and the pricing it is able to obtain. During periods of high industry demand for wafer fabrication capacity, Washington/Mexicali may have to pay higher prices to secure wafer fabrication capacity.

     Washington/Mexicali has historically sold gallium arsenide semiconductors to Conexant at cost and has provided semiconductor assembly and test services to Conexant at approximately 5% over cost. Washington/Mexicali's overall gross margin on sales to Conexant has been approximately 5% of net revenues.

  RESEARCH AND DEVELOPMENT

                                                                 SIX MONTHS ENDED
                                                          ------------------------------
                                                          MARCH 31,            MARCH 31,
                                                            2001      CHANGE     2002
                                                          ---------   ------   ---------
                                                                  (IN MILLIONS)
Research and development................................    $56.4       13%      $63.8
Percent of net revenues.................................       39%                  33%

     Research and development expenses consist principally of direct personnel costs, costs for pre-production evaluation and testing of new devices and design and test tool costs. Research and development expenses also include allocated costs for shared research and development services provided by Conexant, principally in the areas of advanced semiconductor process development, design automation and advanced package development, for the benefit of several of Conexant's businesses.

     The increase in research and development expenses for the first six months of fiscal 2002 compared to the similar period of fiscal 2001 primarily reflects the opening of a new design center in Le Mans, France and higher headcount and personnel-related costs. Subsequent to the first quarter of fiscal 2001, Washington/Mexicali expanded its customer support engagements as well as development efforts targeted at components and full system solutions using the CDMA2000, GSM, General Packet Radio Services, or GPRS, and third-generation, or 3G, wireless standards in both the digital cellular handset and infrastructure markets.

     Under a transition services agreement entered into in connection with the merger, Conexant will continue to perform various research and development services for Skyworks Solutions at actual cost until December 31, 2002, unless the parties otherwise agree. To the extent Washington/Mexicali uses these services subsequent to the expiration of the specified term, the pricing is subject to negotiation.

  SELLING, GENERAL AND ADMINISTRATIVE

                                                                SIX MONTHS ENDED
                                                      -------------------------------------
                                                      MARCH 31,                   MARCH 31,
                                                        2001         CHANGE         2002
                                                      ---------   -------------   ---------
                                                                  (IN MILLIONS)
Selling, general and administrative.................    $34.1          (36)%        $22.0
Percent of net revenues.............................       24%                         11%

     Selling, general and administrative expenses include personnel costs, sales representative commissions, advertising and other marketing costs. Selling, general and administrative expenses also include allocated general and administrative expenses from Conexant for a variety of shared functions, including legal, accounting, treasury, human resources, real estate, information systems, customer service, sales, marketing, field application engineering and other corporate services.

     The decrease in selling, general and administrative expenses for the first six months of fiscal 2002 compared to the first six months of fiscal 2001 primarily reflects lower headcount and personnel-related costs resulting from the expense reduction and restructuring actions initiated during fiscal 2001 and lower provisions for uncollectible accounts receivable. The provision for uncollectible accounts receivable net of recoveries of $(1.2) million for the first six months of fiscal 2002 resulted from collections experience more favorable than previously estimated; in the first six months of fiscal 2001 the provision reflected an increase in past-due accounts which management estimated would ultimately be uncollectible.

     Under the transition services agreement, Conexant will continue to perform various services for Skyworks Solutions at actual cost until December 31, 2002, unless the parties otherwise agree. To the extent Skyworks Solutions uses these services subsequent to the expiration of the specified term, the pricing is subject to negotiation. In addition, until Skyworks Solutions completes the integration of its previously separate operations, it will incur duplicative costs for certain functions.

  AMORTIZATION OF INTANGIBLE ASSETS

                                                                  SIX MONTHS ENDED
                                                           ------------------------------
                                                           MARCH 31,            MARCH 31,
                                                             2001      CHANGE     2002
                                                           ---------   ------   ---------
                                                                   (IN MILLIONS)
Amortization of intangible assets........................    $7.5        5%       $7.9

     In connection with the fiscal 2000 acquisition of Philsar, Washington/Mexicali recorded an aggregate of $78.2 million of identified intangible assets and goodwill. These assets are being amortized over their estimated useful lives (principally five years).

     The higher amortization expense in the first six months of fiscal 2002 primarily resulted from the additional consideration for the acquisition of Philsar paid by Conexant during fiscal 2001 upon the expiration of an indemnification period. The value of the additional consideration paid was added to the recorded amounts of goodwill and is being amortized over the remainder of the original estimated lives of the goodwill.

     Under the recently-issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", which Washington/Mexicali will adopt in the first quarter of fiscal 2003, Washington/Mexicali will cease amortizing goodwill against its results of operations, reducing annual amortization expense by approximately $14 million. However, Washington/Mexicali will be required to evaluate goodwill at least annually for impairment, and to write down the value of goodwill -- with a charge against its results of operations -- when the recorded value of goodwill exceeds its estimated fair value.

  OTHER INCOME, NET

     Other income, net is comprised primarily of interest income on invested cash balances, gains/losses on the sale of assets, foreign exchange gains/losses and other non-operating income and expense items.

  PROVISION FOR INCOME TAXES

     As a result of its history of operating losses and the expectation of future operating results, Washington/Mexicali determined that it is more likely than not that the income tax benefits which arose during the first six months of fiscal 2001 and fiscal 2002 will not be realized. Consequently, no income tax benefit has been recognized relating to the operating loss for either period. As of March 31, 2002, Washington/Mexicali has established a valuation allowance against all of its deferred tax assets (principally arising from net operating loss carryforwards) which currently are not expected to be realized through the reduction of future income tax payments. The net operating loss carryforwards and other tax benefits relating to the historical operations of Washington/Mexicali were retained by Conexant in the spin-off transaction, and will not be available to be utilized in the future separate tax returns of Skyworks Solutions.

     The provision for income taxes for the first six months of fiscal 2001 and fiscal 2002 consist of foreign income taxes incurred by foreign operations. Washington/Mexicali does not expect to recognize any income tax benefits relating to future operating losses until management determines that such benefits are more likely than not to be realized.

  QUARTERLY RESULTS OF OPERATIONS

     The following table presents Washington/Mexicali's combined operating results for each of the ten fiscal quarters in the period ended March 31, 2002. The information for each of these quarters is derived from unaudited combined interim financial statements that have been prepared on the same basis as the audited combined financial statements of Washington/Mexicali included in the proxy statement/prospectus-information statement forming a part of Alpha Industries' Registration Statement on Form S-4, as amended, filed with the Securities and Exchange Commission on May 10, 2002. In the opinion of Washington/Mexicali management, all necessary adjustments, which consist only of normal and recurring accruals as well as inventory write-downs, special charges and the write-off of purchased in-process research and development, have been included to fairly present the unaudited quarterly results. This data should be read together with the Combined Financial Statements of the Washington Business and the Mexicali Operations and the notes thereto included in the proxy statement/prospectus-information statement forming a part of Alpha Industries' Registration Statement on Form S-4, as amended, filed with the Securities and Exchange Commission on May 10, 2002 and incorporated herein by reference.

                                                                   THREE MONTHS ENDED
                                -----------------------------------------------------------------------------------------
                                DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,    JUNE 30,    SEPT. 30,
                                  1999       2000       2000       2000        2000       2001        2001        2001
                                --------   --------   --------   ---------   --------   ---------   ---------   ---------
                                                                     (IN THOUSANDS)
Net revenues:
 Third parties................  $75,470    $82,098    $ 78,494   $ 76,921    $ 68,518   $  46,583   $  42,310   $ 58,091
 Conexant.....................   15,875     16,760      15,393     17,405      16,978      10,920       8,735      8,316
                                -------    -------    --------   --------    --------   ---------   ---------   --------
       Total net revenues.....   91,345     98,858      93,887     94,326      85,496      57,503      51,045     66,407
Cost of goods sold:
 Third parties................   42,970     50,696      51,917     61,867      76,272      93,577      55,137     43,763
 Conexant.....................   15,080     16,023      14,712     16,905      16,244      10,352       8,322      7,836
                                -------    -------    --------   --------    --------   ---------   ---------   --------
       Total cost of goods
        sold..................   58,050     66,719      66,629     78,772      92,516     103,929      63,459     51,599
                                -------    -------    --------   --------    --------   ---------   ---------   --------
Gross margin..................   33,295     32,139      27,258     15,554      (7,020)    (46,426)    (12,414)    14,808
Operating expenses:
 Research and development.....   20,058     22,324      23,998     25,236      26,918      29,465      26,571     28,099
 Selling, general and
   administrative.............   11,367     11,375      11,874     17,806      16,013      18,075      12,681      4,498
 Amortization of intangible
   assets.....................       --         --       1,304      4,023       3,737       3,807       3,808      3,915
 Special charges(1)...........       --         --          --         --          --       1,846      86,627        403
 Purchased in-process research
   and development............       --         --      24,362         --          --          --          --         --
                                -------    -------    --------   --------    --------   ---------   ---------   --------
       Total operating
        expenses..............   31,425     33,699      61,538     47,065      46,668      53,193     129,687     36,915
                                -------    -------    --------   --------    --------   ---------   ---------   --------
Operating income (loss).......    1,870     (1,560)    (34,280)   (31,511)    (53,688)    (99,619)   (142,101)   (22,107)
Other income (expense), net...       33         34          18         57         (11)         63          23        135
                                -------    -------    --------   --------    --------   ---------   ---------   --------
Income (loss) before income
 taxes........................    1,903     (1,526)    (34,262)   (31,454)    (53,699)    (99,556)   (142,078)   (21,972)
Provision (benefit) for income
 taxes........................      870        852         153       (735)        265         604         347        403
                                -------    -------    --------   --------    --------   ---------   ---------   --------
Net income (loss).............  $ 1,033    $(2,378)   $(34,415)  $(30,719)   $(53,964)  $(100,160)  $(142,425)  $(22,375)
                                =======    =======    ========   ========    ========   =========   =========   ========

                                 THREE MONTHS ENDED
                                --------------------
                                DEC. 31,   MAR. 31,
                                  2001       2002
                                --------   ---------
                                   (IN THOUSANDS)
Net revenues:
 Third parties................  $ 88,404   $  92,285
 Conexant.....................     5,356       8,071
                                --------   ---------
       Total net revenues.....    93,760     100,356
Cost of goods sold:
 Third parties................    72,729      63,426
 Conexant.....................     5,077       7,677
                                --------   ---------
       Total cost of goods
        sold..................    77,806      70,923
                                --------   ---------
Gross margin..................    15,954      29,433
Operating expenses:
 Research and development.....    32,181      31,620
 Selling, general and
   administrative.............    10,636      11,366
 Amortization of intangible
   assets.....................     3,937       4,007
 Special charges(1)...........        --          65
 Purchased in-process research
   and development............        --          --
                                --------   ---------
       Total operating
        expenses..............    46,754      47,058
                                --------   ---------
Operating income (loss).......   (30,800)    (17,625)
Other income (expense), net...        52           7
                                --------   ---------
Income (loss) before income
 taxes........................   (30,748)    (17,618)
Provision (benefit) for income
 taxes........................     3,549         721
                                --------   ---------
Net income (loss).............  $(34,297)  $ (18,339)
                                ========   =========

     Washington/Mexicali's quarterly revenues increased through the second quarter of fiscal 2000, but commencing in the third quarter of fiscal 2000 quarterly revenues declined as a result of reduced global demand for digital cellular handsets. The decline in quarterly revenues, together with lower utilization of Washington/Mexicali's and Conexant's manufacturing facilities and the inventory write-downs caused a deterioration in gross margins as a percentage of net revenues. During fiscal 2002, quarterly revenue has increased and gross margin has improved as a result of increased demand from customers.

     Research and development expenses generally increased through the quarterly periods presented, reflecting Washington/Mexicali's sustained investment in product development. Quarterly selling, general and administrative expenses generally increased, but declined beginning in the third quarter of fiscal 2001 as a result of the cost reduction initiatives. Operating expenses (both research and development and selling, general and administrative) increased as a percentage of net revenues through the third quarter of fiscal 2001 primarily as a result of the decline in net revenues.

     In the third quarter of fiscal 2000, Washington/Mexicali recorded the in-process research and development charge and commenced amortization of intangible assets upon completion of Conexant's acquisition of Philsar. Washington/Mexicali did not recognize any tax benefit relating to its operating losses in any of the quarters presented; the provision for income taxes for each quarter consisted of foreign income taxes incurred by foreign operations.

     The historical quarterly financial information set forth above presents the results of operations of Washington/Mexicali while it was part of Conexant. The historical quarterly results of operations are not necessarily indicative of Washington/Mexicali's future performance and do not reflect the results Washington/Mexicali would have achieved had it been an independent company during the periods presented.

     In the past, Washington/Mexicali's quarterly operating results have fluctuated due to a number of factors, many of which are outside Washington/Mexicali's control. These include changes in the overall demand for digital cellular handsets, changes in product mix, the timing of new product introductions, the timing of receipt, reduction or cancellation of significant orders by customers, and other factors that have had a significant impact on Washington/Mexicali's revenues and gross margins. In addition, the level of utilization of Washington/Mexicali's and Conexant's wafer fabrication and assembly and test facilities has affected Washington/Mexicali's gross margins. Significant quarterly fluctuations in results of operations have also caused significant fluctuations in Washington/Mexicali's liquidity and working capital, including its cash and cash equivalents, accounts receivable and inventories.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, Conexant has managed cash on a centralized basis. Cash receipts associated with Washington/Mexicali's business were generally collected by Conexant, and Conexant generally made disbursements on behalf of Washington/Mexicali. Cash and cash equivalents at September 30, 2001 and March 31, 2002 totaled $2.0 million and $5.0 million, respectively, representing cash balances held by foreign operations. Working capital at March 31, 2002 was approximately $40.5 million compared to $60.5 million at September 30, 2001.

     In connection with the spin-off transaction, Conexant transferred to Washington the assets and liabilities which relate to the Washington Business, except for the Washington Business's cash and cash equivalents, accounts receivable, accounts payable and certain other assets and liabilities which Conexant retained.

     Cash provided by operating activities was $2.6 million for the first six months of fiscal 2002, compared to cash used in operating activities of $64.6 million for the first six months of fiscal 2001. Operating cash flows for the first six months of fiscal 2002 reflect a net loss of $52.6 million, offset by non-cash charges (depreciation and amortization, special charges and other) of $31.7 million and a net decrease in the non-cash components of working capital of approximately $23.6 million. Before the effect of the working capital changes, cash used in operating activities was $21.0 million for the first six months of fiscal 2002 compared to $59.1 million for the first six months of fiscal 2001.

     The first six months of fiscal 2002 net working capital decrease includes a $15.0 million increase in accrued expenses and other current liabilities, a $0.8 million decrease in net inventories, a $6.6 million decrease in net receivables, a $1.6 million increase in accounts payable, and other working capital changes.

     Cash used in investing activities consisted of capital expenditures of $12.3 million and $40.2 million for the first six months of fiscal 2002 and 2001, respectively. The capital expenditures for the first six months of fiscal 2002 reflect a significant reduction from annual capital expenditures of $51.1 million in fiscal 2001, a key component of the cost reduction initiatives implemented by Washington/Mexicali in fiscal 2001.

     Cash provided by financing activities consisted of net transfers from Conexant of $12.6 million and $105.8 million for the first six months of fiscal 2002 and 2001, respectively.

     During fiscal years 1998 through 2001, Washington/Mexicali made a series of capital investments which increased the capacity of its Newbury Park gallium arsenide wafer fabrication facility. Washington/ Mexicali made these investments to support then-current and anticipated future growth in sales of its wireless communications products, such as power amplifiers, that use the gallium arsenide process. During the same period, Washington/Mexicali made a series of capital investments at the Mexicali facility to expand its integrated circuit assembly capacity, including the addition of assembly lines using surface mount technology processes for the production of multi-chip modules, which the Mexicali facility principally produces for the Washington Business. The capital investments also increased the Mexicali facility's test capacity, including radio frequency capable equipment for testing wireless communications products. Washington/Mexicali invested in the Mexicali facility to support then-current and anticipated future growth in sales of its wireless communications products and to support increasing demand for assembly and test services from Conexant.

     Capital investments for the Newbury Park wafer fabrication facility totaled $35.5 million, $27.3 million and $0.3 million during fiscal 2000, fiscal 2001 and the first six months of fiscal 2002, respectively. A significant portion of the fiscal 2001 capital investments were made to continue or complete capital investment programs that Washington/Mexicali had initiated during fiscal 2000. During the second quarter of fiscal 2001, in response to the broad slowdown affecting the wireless communications sector, including Conexant and the Washington Business, Washington/Mexicali sharply curtailed its capital expenditure programs.

     Ongoing changes in end-user demand and fluctuations in the levels of channel inventories have reduced visibility into future demand and Washington/Mexicali expects that these and other factors will continue to affect its revenues in fiscal 2002. Washington/Mexicali also believes that ongoing underutilization of its manufacturing capacity will adversely affect its gross margin and operating profit. Consequently, Washington/Mexicali anticipates that it will continue to experience negative cash flows from operations in the near term.

     Historically, Washington/Mexicali has relied on funding from Conexant together with cash generated from operations to fund its operations, research and development efforts and capital expenditures. Although reduced capital expenditures are a key component of the cost reduction initiatives, a focused program of capital expenditures will be required to sustain Washington/Mexicali's current manufacturing capabilities, including its specialty-process wafer fabrication facilities. Washington/Mexicali may also consider acquisition opportunities to extend its technology portfolio and design expertise and to expand its product offerings.

     Skyworks Solutions will be required to raise capital to satisfy its working capital needs after the merger and to repay the short-term note delivered to Conexant in payment of the purchase price of the Mexicali operations and amounts outstanding, if any, under the revolving loans under the financing agreement with Conexant. Skyworks Solutions will likely seek to raise capital through a public or private offering of equity, debt or some combination thereof within the next six months. Moreover, under the terms of the short-term note, Skyworks Solutions must use 100% of the proceeds from asset sales or other dispositions of property or from the issuance of debt or equity to prepay the amount outstanding under the note until paid in full. In addition, Skyworks Solutions may be limited in the amount of stock that it can issue to raise additional capital in the two years subsequent to the merger because of the change in control limitation imposed by Section 355 (e) of the Internal Revenue Code. See "Risk Factors -- We may be affected by significant restrictions with respect to issuance of our equity securities for two years after Conexant's spin-off of Washington".

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Washington/Mexicali's financial instruments include cash and cash equivalents. Washington/ Mexicali's main investment objectives are the preservation of investment capital and the maximization of after-tax returns on its investment portfolio. Consequently, Washington/Mexicali invests with only high-credit-quality issuers and limits the amount of its credit exposure to any one issuer.

     Washington/Mexicali's cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. As of March 31, 2002, the carrying value of Washington/ Mexicali's cash and cash equivalents approximates fair value.

     Washington/Mexicali does not expect that changes in foreign currency exchange rates will have a material effect on its financial position or results of operations, as the majority of its revenues are denominated in U.S. dollars. When exposures to foreign exchange risk arise, Washington/Mexicali may use hedging strategies, including foreign currency forward exchange contracts, to manage its foreign exchange risk. As of March 31, 2002, Washington/Mexicali had no obligations under any forward exchange contracts. Washington/Mexicali limits its use of derivative financial instruments to specific risk management strategies. Washington/Mexicali does not use derivative instruments for speculative or investment purposes.

IMPACT OF RECENTLY-ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS 141 requires that all business combinations be accounted for using the purchase method and provides new criteria for recording intangible assets separately from goodwill. Existing goodwill and intangible assets will be evaluated against these new criteria, which may result in certain intangible assets being subsumed into goodwill. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. Goodwill and intangible assets that have indefinite useful lives will not be amortized into results of operations, but instead will be evaluated at least annually for impairment and written down when the recorded value exceeds the estimated fair value. Washington/Mexicali will adopt the provisions of each statement that apply to goodwill and intangible assets acquired prior to June 30, 2001 as of the beginning of fiscal 2003. However, SFAS 142 is immediately applicable to any goodwill and intangible assets acquired after June 30, 2001. Upon adoption, Washington/Mexicali will cease amortizing goodwill against its results of operations, reducing annual amortization expense by approximately $14 million. Washington/Mexicali is evaluating the full impact of adopting the new standards. In addition, impairment reviews may result in charges against earnings to write down the value of goodwill.

     In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes previous guidance on financial accounting and reporting for the impairment or disposal of long-lived assets and for segments of a business to be disposed of. Adoption of SFAS 144 is required no later than the beginning of fiscal 2003. Management does not expect the adoption of SFAS 144 to have a significant impact on the combined financial position or results of operations of Washington/Mexicali. However, future impairment reviews may result in charges against earnings to write down the value of long-lived assets.

                      COMBINED COMPANY UNAUDITED PRO FORMA
                    CONDENSED COMBINED FINANCIAL INFORMATION

     The following tables present selected pro forma condensed combined statements of operations and balance sheet information of Alpha Industries (the predecessor to Skyworks Solutions) and the Washington Business and the Mexicali operations. The information is presented as if the spin-off transaction and the merger had occurred on October 1, 2000 for statement of operations data and on March 31, 2002 for balance sheet data.

     The pro forma data take into account that Skyworks Solutions exchanged
0.351 of a share of Skyworks Solutions common stock for each share of Washington common stock in the merger and paid an aggregate of $150 million for the Mexicali operations. For financial accounting purposes, the sale of the Mexicali operations by Conexant to Skyworks Solutions is treated as if Conexant had contributed the Mexicali operations to Washington as part of the spin-off transaction, and the $150 million aggregate purchase price paid by Skyworks Solutions to Conexant is accounted for as a return of capital to Conexant.

     The merger is being accounted for as a purchase business combination as defined by Statement of Financial Accounting Standards No. 141, Business Combinations. Because Conexant stockholders own a majority of the outstanding shares of Skyworks Solutions after the merger, the merger is being accounted for as a reverse acquisition in which Alpha Industries survived. Accordingly, for accounting purposes, in the merger Alpha Industries is treated as the acquired company and Washington is treated as the acquiring company and the historical financial statements of the Washington Business and the Mexicali operations became those of Skyworks Solutions after the merger. Under reverse acquisition accounting, the purchase price of Alpha Industries was based upon the fair market value of Alpha Industries common stock and the fair value of Alpha Industries stock options. The purchase price of Alpha Industries was allocated to the assets and liabilities of Alpha Industries assumed by Washington, as the acquiring company for accounting purposes, based on their estimated fair market values at the acquisition date.

     The unaudited pro forma condensed combined financial information is provided for illustrative purposes only, and is not necessarily indicative of the operating results or financial position that would have occurred if the spin-off transaction and the merger had been consummated at the beginning of the periods or on the dates indicated, nor is it necessarily reflective of any future operating results or financial position. The pro forma adjustments are preliminary and have been made solely for purposes of developing the pro forma information. The unaudited pro forma condensed combined financial information does not include any adjustments related to any potential cost savings or one-time charges that may result from the merger. The unaudited pro forma condensed combined financial information reflects a preliminary allocation of the purchase price which is subject to change based on finalization of the fair value of the tangible and intangible assets acquired and liabilities assumed or potentially incurred as of the date of the closing of the merger.

     In the pro forma condensed combined financial information, Alpha Industries' unaudited historical information as of and for the six months ended March 31, 2002 was derived from Alpha Industries' Annual Report on Form 10-K for the fiscal year ended March 31, 2002, filed with the Securities and Exchange Commission on July 1, 2002 and from Alpha Industries' Quarterly Report on Form 10-Q for the quarterly period ended December 30, 2001, filed with the Securities and Exchange Commission on February 13, 2002. Alpha Industries' historical data for the twelve months ended September 30, 2001, was derived from its unaudited quarterly financial statements. The Washington/Mexicali historical statement of operations information for the year ended September 30, 2001 has been derived from the audited combined financial statements of the Washington Business and the Mexicali operations and the notes thereto incorporated by reference in this prospectus. The Washington/Mexicali historical statement of operations information for the six months ended March 31, 2002 has been derived from the unaudited combined financial statements of the Washington Business and the Mexicali operations and the notes thereto appearing elsewhere in this prospectus. The Washington/Mexicali adjusted historical balance sheet information as of March 31, 2002 has been derived from the unaudited pro forma condensed combined balance sheet of the Washington Business and the Mexicali operations and the notes thereto appearing elsewhere in this prospectus.

     The Combined Company Unaudited Pro Forma Condensed Combined Financial Information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations of the Washington Business and the Mexicali Operations and the Unaudited Condensed Combined Financial Statements of the Washington Business and the Mexicali Operations and the notes thereto appearing elsewhere in this prospectus and Alpha Industries' historical financial information incorporated by reference into this prospectus.

                      COMBINED COMPANY UNAUDITED PRO FORMA
                   CONDENSED COMBINED STATEMENT OF OPERATIONS
                 FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 2001

                                                          HISTORICAL
                                             HISTORICAL   WASHINGTON/      PRO FORMA      PRO FORMA
                                               ALPHA       MEXICALI       ADJUSTMENTS     COMBINED
                                             ----------   -----------     -----------     ---------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales..................................   $197,901     $ 260,451       $    (42)(1)   $ 458,310
Cost of sales..............................    121,811       311,503            (22)(1)     436,232
                                                                                 40 (3)
                                                                              2,900 (2)

Research and development expenses..........     39,026       111,053             38 (3)     150,117
Selling, general and administrative
  expenses.................................     33,494        51,267             59 (3)      84,820
Amortization of intangible assets..........         --        15,267          3,060 (2)      18,327
Special charges............................         --        88,876             --          88,876
                                              --------     ---------       --------       ---------
Operating income (loss)....................      3,570      (317,515)        (6,117)       (320,062)
Other income (expense), net................      8,098           210        (19,500)(4)     (11,192)
                                              --------     ---------       --------       ---------
Income (loss) before income taxes..........     11,668      (317,305)       (25,617)       (331,254)
Provision (benefit) for income taxes.......      3,700         1,619         (3,700)(5)       1,619
                                              --------     ---------       --------       ---------
Net income (loss)..........................   $  7,968     $(318,924)      $(21,917)      $(332,873)
                                              ========     =========       ========       =========
Basic earnings (loss) per share............   $   0.18                                    $   (2.57)
                                              ========                                    =========
Diluted earnings (loss) per share..........   $   0.18                                    $   (2.57)
                                              ========                                    =========
Shares used in computing:
     Basic earnings (loss) per share.......     43,550                                      129,444(6)
     Diluted earnings (loss) per share.....     45,130                                      129,444(6)

   See accompanying notes to unaudited pro forma condensed combined financial information.

                      COMBINED COMPANY UNAUDITED PRO FORMA
                   CONDENSED COMBINED STATEMENT OF OPERATIONS
                    FOR THE SIX MONTHS ENDED MARCH 31, 2002

                                                           HISTORICAL
                                            HISTORICAL     WASHINGTON/      PRO FORMA      PRO FORMA
                                              ALPHA         MEXICALI       ADJUSTMENTS     COMBINED
                                            ----------     -----------     -----------     ---------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales.................................   $ 61,280       $194,116        $     --       $255,396
Cost of sales.............................     43,821        148,729              20(3)     194,020
                                                                               1,450(2)
Research and development expenses.........     19,367         63,801              19(3)      83,187
Selling, general and administrative
  expenses................................     11,227         22,002              29(3)      33,258
Amortization of intangible assets.........         --          7,944           1,530(2)       9,474
Special charges...........................      6,648             65              --          6,713
                                             --------       --------        --------       --------
Operating loss............................    (19,783)       (48,425)         (3,048)       (71,256)
Other income (expense), net...............      2,201             59         (11,250)(4)     (8,990)
                                             --------       --------        --------       --------
Loss before income taxes..................    (17,582)       (48,366)        (14,298)       (80,246)
Provision (benefit) for income taxes......     (5,803)         4,270           5,803(5)       4,270
                                             --------       --------        --------       --------
Net loss..................................   $(11,779)      $(52,636)       $(20,101)      $(84,516)
                                             ========       ========        ========       ========
Basic loss per share......................   $  (0.27)                                     $  (0.63)
                                             ========                                      ========
Diluted loss per share....................   $  (0.27)                                     $  (0.63)
                                             ========                                      ========
Shares used in computing:
     Basic loss per share.................     44,202                                       134,759(6)
     Diluted loss per share...............     44,202                                       134,759(6)

   See accompanying notes to unaudited pro forma condensed combined financial information.

                      COMBINED COMPANY UNAUDITED PRO FORMA
                        CONDENSED COMBINED BALANCE SHEET
                              AS OF MARCH 31, 2002

                                                        HISTORICAL
                                       HISTORICAL   WASHINGTON/MEXICALI    PRO FORMA         PRO FORMA
                                         ALPHA        AS ADJUSTED(A)      ADJUSTMENTS         COMBINED
                                       ----------   -------------------   -----------        ----------
                                                                (IN THOUSANDS)
Current assets:
  Cash and cash equivalents..........   $ 62,413         $     --         $  (32,000)(10)    $   17,413
                                                                             (13,000)(8)
  Short-term investments.............     51,727               --                 --             51,727
  Accounts receivable, net...........     24,485               --                 --             24,485
  Inventories........................     12,218           36,461              1,700(7)          50,379
  Prepaid expenses and other current
     assets..........................      7,048            1,949             (3,724)(7)          5,273
                                        --------         --------         ----------         ----------
          Total current assets.......    157,891           38,410            (47,024)           149,277
Property, plant and equipment, net...    134,356          157,083                 --            291,439
Intangible assets....................        133            4,349             36,400(7)          43,082
                                                                               2,200(7)
Goodwill, net........................      4,245           45,313            834,045(7)         883,603
Other assets.........................     19,494            4,177            (16,121)(7)          7,550
                                        --------         --------         ----------         ----------
Total assets.........................   $316,119         $249,332         $  809,500         $1,374,951
                                        ========         ========         ==========         ==========
Current liabilities:
  Current portion of long-term
     debt............................   $    129         $     --         $       --         $      129
  Short-term debt....................         --               --            150,000(9)         150,000
  Accounts payable...................     14,345               --                 --             14,345
  Accrued liabilities and other
     current liabilities.............      7,094           35,213                 --             42,307
                                        --------         --------         ----------         ----------
          Total current
            liabilities..............     21,568           35,213            150,000            206,781
Long-term debt.......................        106               --                 --                106
Other long-term liabilities..........      2,283            3,855                 --              6,138
Stockholders' equity.................    292,162          210,264           (292,162)(7)      1,161,926
                                                                           1,155,299(7)
                                                                             (53,500)(7)
                                                                                (137)(7)(11)
                                                                            (150,000)(9)
                                        --------         --------         ----------         ----------
Total liabilities and stockholders'
  equity.............................   $316,119         $249,332         $  809,500         $1,374,951
                                        ========         ========         ==========         ==========

---------------

(a) Historical Washington/Mexicali as adjusted is derived from the unaudited pro forma condensed combined balance sheet of the Washington Business and the Mexicali operations appearing elsewhere in this prospectus.

   See accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

NOTE 1 -- PURCHASE PRICE

     The purchase consideration of the merger is assumed to be approximately $1.2 billion, based on the sum of the fair market value of the outstanding Alpha Industries common stock and the fair value of Alpha Industries stock options, a warrant issued by Skyworks Solutions in connection with the merger to the Newport Beach, California foundry joint venture between Conexant and The Carlyle Group and estimated transaction costs. The estimate of the transaction costs of Washington is preliminary. The fair market value of the shares of Alpha Industries common stock used in determining the purchase price was $23.79 per share, which reflects the average of the closing prices of Alpha Industries common stock on December 17, 2001, the date the merger was announced, and on the three business days before and after this announcement. Conexant stockholders received 0.351 of a share of Skyworks Solutions common stock for each share of Washington common stock issued to them in the spin-off. Alpha Industries stockholders continue to hold their existing shares of Alpha Industries common stock as shares of Skyworks Solutions after the merger and did not receive any new shares in the merger.

     The fair value of Alpha Industries stock options and the warrant was estimated using the Black-Scholes option pricing model with the following assumptions: risk free rate of return of approximately 3.5%, expected lives of approximately three years, expected dividend rate of 0%, and volatility of approximately 120%.

     The purchase consideration is summarized as follows (in thousands):


Fair market value of Alpha Industries common
  stock.........................................   $1,054,111
Fair value of Alpha Industries stock options and
  warrant.......................................      101,188
Estimated transaction costs of Washington.......       32,000
                                                   ----------
Total...........................................   $1,187,299
                                                   ==========

     The unaudited pro forma condensed combined financial information reflects a preliminary allocation of the purchase price and represents Alpha Industries' expectations of the significant liabilities and tangible and intangible assets that will be recognized in connection with the merger. The items which could change are amortized and unamortized intangible assets, property, plant and equipment, goodwill and in-process research and development as the final computation of these values depends on the final valuation of the net assets acquired, liabilities assumed as of the closing of the merger and potential liabilities incurred in connection with restructuring. The preliminary allocation of the purchase price assuming the transaction occurred on March 31, 2002 is summarized below (in thousands):


Working capital.............................................   $  121,299
Property, plant and equipment...............................      134,356
Other long-term assets......................................        7,751
Amortized intangible assets.................................       36,400
Unamortized intangible assets...............................        2,200
Goodwill....................................................      834,045
In-process research and development.........................       53,500
Long-term debt..............................................         (106)
Other long-term liabilities.................................       (2,283)
Deferred compensation.......................................          137
                                                               ----------
Net assets acquired.........................................   $1,187,299
                                                               ==========

     The excess of the purchase price over the fair value of net assets acquired has been classified as goodwill.

     Amortized intangible assets are comprised of the following (in thousands):

Current Technology -- Semiconductor Segment........  $15,300
Current Technology -- Ceramics Segment.............    2,600
Customer Relationships -- Semiconductor Segment....    8,600
Customer Relationships -- Ceramics Segment.........    4,100
Warrant............................................    5,800
                                                     -------
Total amortized intangible assets..................  $36,400
                                                     =======

The amortization period for each of the above intangibles is ten years, except for the warrant which is being amortized over a two year period. The preliminary value assigned to Current Technology for Alpha Industries' Semiconductor and Ceramics Segments was determined by management using the income approach. Under the income approach, the fair value reflects the present value of the projected cash flows that are expected to be generated by the products incorporating the current technology. The preliminary value assigned to Customer Relationships for Alpha Industries' Semiconductor and Ceramics Segments was determined by management using the cost approach. The cost approach determines the value of an asset as an estimate of the current cost to purchase or replace the asset. The warrant was valued using the Black-Scholes pricing model.

     Unamortized intangible assets are comprised of the following (in thousands):

Trademark -- Ceramics Segment.......................  $2,200
                                                      ------
                                                      $2,200
                                                      ======

     The preliminary value assigned to Trademark- Ceramics Segment was determined using the income approach. The type of income approach was the relief from royalty methodology. Under the relief from royalty methodology, an estimate is made as to the appropriate royalty income that would be negotiated in an arm's length transaction if the subject intangible asset were licensed from an independent third-party owner.

     Approximately $53.5 million of the purchase price has been allocated to in-process research and development and will be written off to expense at the time of closing. See Note 4.

     Upon completion of the merger, the stock options held by certain Alpha Industries' directors who did not continue as directors of Skyworks Solutions vested. This will be recorded as a one-time charge to expense at the time of the closing and is expected to approximate $0.2 million.

     The pro forma condensed combined financial information is intended for information purposes, and does not purport to represent what the combined company's results of operations or financial position would actually have been had the transaction in fact occurred at an earlier date, or project the results for any future date or period. The actual financial position and results of operations of the combined company will differ, perhaps significantly, from the pro forma amounts reflected in this prospectus due to a variety of factors, including changes in operating results between the date of the pro forma condensed combined financial data and the date on which the merger is completed and thereafter, and those factors discussed under "Risk Factors".

NOTE 2 -- PRO FORMA ADJUSTMENTS

     The following adjustments are reflected in the unaudited pro forma condensed combined statements of operations to reflect the estimated impact of the merger on the historical combined results of Alpha Industries and Washington/Mexicali:

          (1) To eliminate sales and cost of sales for transactions between Alpha Industries and Washington/Mexicali.

          (2) To record the incremental amortization expense resulting from the preliminary adjustment to record Alpha Industries amortized intangible assets at estimated fair value utilizing the straight-line method over a useful life of two to ten years.

          (3) To record the amortization of unearned compensation related to unvested stock options held by Alpha Industries' employees at the time of the closing.

          (4) To record the interest expense on the short-term promissory note from Skyworks Solutions to Conexant. The rates of 13% and 15% for the twelve months ended September 30, 2001 and the six months ended March 31, 2002, respectively, used in these calculations reflect the terms of the note provided under the Mexican stock and asset purchase agreement. Skyworks Solutions intends to obtain alternative financing as soon as practicable. It is expected that the interest rate on this alternative financing will be substantially lower than the rate used in this pro forma presentation. For each 1% decrease in the interest rate, the impact would be to increase income before income taxes by $1.5 million and $0.75 million for the twelve months ended September 30, 2001 and for the six months ended March 31, 2002, respectively.

          (5) To record the income tax effects of the merger and of the pro forma adjustments.

          (6) Pro forma per share data is based on the number of Alpha Industries common shares that would have been outstanding had the merger occurred on the date presented. In order to compute the number of shares used in the calculation of pro forma basic and diluted earnings (loss) per share, the weighted-average number of Conexant shares multiplied by the exchange ratio of 0.351 per share was added to the weighted-average number of Alpha Industries shares outstanding. The weighted-average number of shares outstanding for Conexant was 244,711,000 and 257,998,000 for the twelve months ended September 30, 2001 and for the six months ended March 31, 2002, respectively. Potentially dilutive securities are not taken into account when their effect would be anti-dilutive. A reconciliation of shares used to compute historical basic and diluted earnings (loss) per share to shares used to compute pro forma basic and diluted earnings (loss) per share is as follows (in thousands):

                                            TWELVE MONTHS ENDED   SIX MONTHS ENDED
                                              SEPT. 30, 2001       MARCH 31, 2002
                                            -------------------   ----------------
Shares used to compute Alpha Industries
  historical basic earnings (loss) per
  share...................................         43,550              44,202
Shares issued in merger...................         85,894              90,557
                                                  -------             -------
Shares used to compute pro forma basic
  earnings (loss) per share...............        129,444             134,759
                                                  =======             =======
Shares used to compute Alpha Industries
  historical diluted earnings (loss) per
  share...................................         45,130              44,202
Potentially dilutive securities...........         (1,580)                 --
Shares issued in merger...................         85,894              90,557
                                                  -------             -------
Shares used to compute pro forma diluted
  earnings (loss) per share...............        129,444             134,759
                                                  =======             =======

          The following adjustments are reflected in the unaudited pro forma condensed combined balance sheet to reflect the estimated impact of the merger on the historical combined results of Alpha Industries and Washington/Mexicali:

          (7) These pro forma adjustments reflect the allocation to the assets and liabilities of Alpha Industries of the difference between the market value of Alpha Industries and the book value of Alpha Industries (the excess purchase price). The market value of Alpha is assumed to be the sum of the fair market value of the outstanding Alpha Industries common stock and the fair value of the Alpha Industries outstanding stock options and the warrant. Alpha Industries' book value is assumed to be its stockholders' equity, less estimated transaction fees. The following data is in thousands (except per share data):


Market value of Alpha Industries:
  Shares of Alpha Industries common stock outstanding.......      44,309
  Average market price per share of Alpha Industries common
     stock..................................................  $    23.79
                                                              ----------
  Market value of Alpha Industries common stock.............  $1,054,111
  Fair value of Alpha Industries outstanding stock options
     and warrant............................................  $  101,188
                                                              ----------
     Market value of Alpha Industries.......................  $1,155,299
Book value of Alpha Industries:
  Stockholders' equity at March 31, 2002....................  $  292,162
  Estimated remaining transaction fees......................  $  (13,000)
                                                              ----------
     Book value of Alpha Industries.........................  $  279,162
Estimated transaction costs of Washington...................  $   32,000
                                                              ----------
Excess purchase price.......................................  $  908,137
                                                              ==========

     This excess purchase price has been allocated to the assets and liabilities of Alpha Industries as follows:


Inventories.................................................  $  1,700
Goodwill....................................................   834,045
Amortized intangible assets.................................    36,400
Unamortized intangible assets...............................     2,200
In-process research and development.........................    53,500
Deferred tax asset..........................................   (19,845)
Deferred compensation.......................................       137
                                                              --------
          Total.............................................  $908,137
                                                              ========

          (8) To record Alpha Industries' estimated direct merger costs, consisting primarily of fees for investment bankers, attorneys, accountants, and regulatory filing fees. Alpha Industries' fees are estimated to be $17 million, of which $4 million has already been paid.

          (9) To record a return of capital to Conexant. The amount consists of the issuance of $150 million in short-term debt and Conexant's transfer of the Mexicali Operations.

          (10) To record $32 million of estimated transaction costs, consisting primarily of fees for investment bankers, attorneys, accountants, and regulatory filing fees, for which Alpha Industries has agreed to reimburse Conexant.

          (11) The deferred compensation of $137,000 was calculated as the aggregate of the difference between the market price of Alpha Industries' common stock and the exercise price of all unvested options as of June 25, 2002 for all options with exercise prices lower than the fair market value of Alpha Industries' common stock as of June 25, 2002.

NOTE 3 -- BASIS OF PRESENTATION

     Alpha Industries' unaudited historical information as of and for the six months ended March 31, 2002 was derived from Alpha Industries' Annual Report on Form 10-K for the fiscal year ended March 31, 2002, filed with the Securities and Exchange Commission on July 1, 2002 and from Alpha Industries' Quarterly Report on Form 10-Q for the quarterly period ended December 30, 2001, filed with the Securities and Exchange Commission on February 13, 2002. Alpha Industries' historical data for the twelve months ended September 30, 2001 was derived from its unaudited quarterly financial statements. The historical income tax information was calculated based on an estimated annual effective rate of 32% for the twelve months ended September 30, 2001 and 33% for the six months ended March 30, 2002. Upon completion of the merger, the stock options held by certain Alpha Industries' directors who did not continue as directors of Skyworks Solutions vested. This will be recorded as a one-time charge to expense by Alpha Industries at the time of the closing of the merger and is expected to approximate $0.2 million. Additionally, upon completion of the merger, Skyworks Solutions will record estimated charges of $53.5 million for in-process research and development and approximately $20 to $30 million for expenses incurred and obligations assumed as a result of the merger. Skyworks Solutions anticipates that these amounts will be charged to expense in the period immediately following the merger. These charges are not reflected in the pro forma data as the charges are non-recurring and have no significant continuing impact.

NOTE 4 -- IN-PROCESS RESEARCH AND DEVELOPMENT

     As of December 31, 2001, Alpha Industries was in the process of developing new technologies in its semiconductor and ceramics segments. The objective of the in-process research and development effort is to develop new semiconductor processes, ceramic materials and related products to satisfy customer requirements in the wireless and broadband markets. This analysis was performed as of December 31, 2001 and has not been updated to reflect potential changes since that time as the information is not yet available. This analysis may change significantly as of the date of the merger.

  SEMICONDUCTOR

     The semiconductor segment was involved in several projects that have been aggregated into the following categories based on the respective technologies:

  Power Amplifier

          Power amplifiers are designed and manufactured for use in different types of wireless handsets. The main performance attributes of these amplifiers are efficiency, power output, voltage of operation and distortion. Current research and development is focused on expanding the offering to all types of wireless standards, improving performance by process and circuit improvements and offering more integrated solutions.

  Control Products

          Control products consist of switches and switch filters that are used in wireless applications for channeling the signal. Most applications are in the handset market enabling multi-mode, multi-band handsets. Current research and development is focused on performance improvement and cost reduction by reducing chip size and increasing functionality.

  Broadband

          The products in this grouping consist of radio frequency and millimeter wave semiconductors and components designed and manufactured specifically to address the needs of the high-speed, wireline and wireless internet access. Current and long-term research and development is focused on performance enhancement of speed and bandwidth as well as cost reduction and integration.

  Silicon Diode

          These products use silicon processes to fabricate diodes (two terminal semiconductor devices) for use in a variety of radio frequency and wireless applications. Current research and development is focused on reducing the size of the device, improving performance and reducing cost.

  CERAMICS

     The ceramics segment was involved in projects which relate to the design and manufacture of ceramic-based components such as resonators and filters for the wireless infrastructure market. Current research and development is focused on performance enhancements through improved formulations and electric designs.

     The fair value assigned to each of the significant projects and estimated time to complete are reported below. The estimated costs to complete for these projects, which are estimated at $11.6 million, are expected to be spent evenly for the remainder of their respective development cycles.

                                                             FAIR     HOURS TO
PRODUCT                                                      VALUE    COMPLETE
-------                                                     -------   --------
                                                              (IN THOUSANDS)
Power Amplifiers..........................................  $16,200     27.1
Control Products..........................................   17,800     15.3
Broadband.................................................   16,400     29.1
Silicon Diode.............................................    3,000      5.0
Ceramics..................................................      100      5.2
                                                            -------     ----
                                                            $53,500     81.7
                                                            =======     ====

     The material risks associated with the successful completion of the in-process technology are associated with Alpha Industries' ability to successfully finish the creation of viable prototypes and successful design of the chips, masks and manufacturing processes required. Alpha Industries expects to benefit from the in-process projects as the individual products that contain the in-process technology are put into production and sold to end-users. The release dates for each of the products within the product families are varied. The fair value of the in-process research and development was determined using the income approach. Under the income approach, the fair value reflects the present value of the projected cash flows that are expected to be generated by the products incorporating the in-process research and development, if successful.

     The projected cash flows were discounted to approximate fair value. The discount rate applicable to the cash flows of each project reflects the stage of completion and other risks inherent in each project. The discount rate used in the valuation of in-process research and development was 30 percent.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for Skyworks Solutions by Daniel N. Yannuzzi, Vice President and General Counsel of Skyworks Solutions. As of July 1, 2002, Mr. Yannuzzi beneficially owned 77,543 shares of Skyworks Solutions common stock, including 77,145 shares subject to options.

                                    EXPERTS

     The consolidated financial statements of Alpha Industries, Inc. as of March 31, 2002 and April 1, 2001 and for each of the years in the three-year period ended March 31, 2002 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, given upon the authority of said firm as experts in accounting and auditing.

     The combined financial statements and the related financial statement schedule of the Washington Business and the Mexicali Operations of Conexant Systems, Inc. as of September 30, 2000 and 2001 and for each of the three years in the period ended September 30, 2001 incorporated in this prospectus by reference to Alpha Industries' Registration Statement on Form S-4, as amended, dated May 10, 2002, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission at the Security and Exchange Commission's public reference room in Washington, D.C. and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission's web site at http://www.sec.gov.

     The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the Securities and Exchange Commission will update and supersede this information. We incorporate by reference the documents and information identified below and any future filings made with the Securities and Exchange Commission under Sections 13(a), 3(c), 14, or 15(d) of the Securities Exchange Act of 1934 until this offering is completed.

     - Audited Combined Financial Statements of the Washington Business and the Mexicali Operations and the notes thereto contained on pages F-1 through F-28 of the proxy statement/prospectus-information statement included in our Registration Statement on Form S-4 (Registration No. 333-83768) filed with the Securities and Exchange Commission on May 10, 2002;

     - Management's Discussion and Analysis of Financial Condition and Results of Operations of the Washington Business and the Mexicali Operations contained on pages 94 through 113 of the proxy statement/prospectus-information statement included in our Registration Statement on Form S-4 (Registration No. 333-83768) filed with the Securities and Exchange Commission on May 10, 2002;

     - Annual Report on Form 10-K for the fiscal year ended March 31, 2002 filed with the Securities and Exchange Commission on July 1, 2002;

     - Current Report on Form 8-K filed with the Securities and Exchange Commission on May 2, 2002;

     - Current Report on Form 8-K filed with the Securities and Exchange Commission on June 28, 2002; and

     - The description of our common stock contained in Item 1 of our Registration Statement on Form 8-A filed with the Securities and Exchange Commission on May 29, 1998, including any amendments or reports filed for the purpose of updating the description.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

     Investor Relations
     Skyworks Solutions, Inc.
     20 Sylvan Road
     Woburn, Massachusetts 01801
     Telephone (781) 935-5150 ext. 4798